  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 1996

                                                 REGISTRATION NO. 333-3645
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------
                            SOLA INTERNATIONAL INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               DELAWARE                                94-3189941
   (STATE OR OTHER JURISDICTION OF          (I.R.S. EMPLOYER IDENTIFICATION
    INCORPORATION OR ORGANIZATION)                      NUMBER)

         2420 SAND HILL ROAD                         JOHN E. HEINE
     MENLO PARK, CALIFORNIA 94025                 2420 SAND HILL ROAD
            (415) 324-6868                    MENLO PARK, CALIFORNIA 94025
  (ADDRESS, INCLUDING ZIP CODE, AND                  (415) 324-6868
   TELEPHONE NUMBER, INCLUDING AREA       (NAME, ADDRESS, INCLUDING ZIP CODE,
   CODE, OF REGISTRANT'S PRINCIPAL        AND TELEPHONE NUMBER, INCLUDING AREA
          EXECUTIVE OFFICES)                  CODE, OF AGENT FOR SERVICE)

                                ---------------
                                  COPIES TO:

      TIMOTHY E. PETERSON, ESQ.                 DAVID J. BEVERIDGE, ESQ.
   FRIED, FRANK, HARRIS, SHRIVER &                SHEARMAN & STERLING
               JACOBSON                           599 LEXINGTON AVENUE
          ONE NEW YORK PLAZA                    NEW YORK, NEW YORK 10022
       NEW YORK, NEW YORK 10004                      (212) 848-4000
            (212) 859-8000

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                                   PROPOSED
                                                     PROPOSED       MAXIMUM
                                      AMOUNT          MAXIMUM      AGGREGATE   AMOUNT OF
      TITLE OF SECURITIES             TO BE       OFFERING PRICE   OFFERING   REGISTRATION
       TO BE REGISTERED           REGISTERED(1)   PER SHARE(2)(3) PRICE(2)(3)    FEE(3)
- ------------------------------------------------------------------------------------------
Common Stock, $.01 par value..   3,105,415 shares    $29 11/16    $92,192,007   $31,791

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

(1) Includes 300,000 shares of Common Stock that may be sold pursuant to the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

(3) A registration fee of $17,242 was paid with the original filing of the Form S-3 based on a maximum aggregate offering price of $50,000,000 in accordance with Rule 457(o) under the Securities Act of 1933. As the amount to be registered has been increased, an additional Registration Fee of $14,549 is submitted with this Amendment No. 1 based on the average of the high and low prices for the Common Stock as reported on the New York Stock Exchange on June 14, 1996 ($29 11/16) in accordance with Rule 457(c) under the Securities Act of 1933.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
+                                                                              +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)

Issued June 17, 1996

                             2,805,415 Shares
                            Sola International Inc.
      LOGO
                                  COMMON STOCK

                                  -----------

 OF THE 2,805,415 SHARES OF COMMON  STOCK OFFERED HEREBY, 2,000,000 SHARES ARE
  BEING OFFERED BY  THE COMPANY AND  805,415 SHARES ARE BEING  OFFERED BY THE
   SELLING STOCKHOLDERS.  SEE "SELLING  STOCKHOLDERS." THE COMPANY  WILL NOT
    RECEIVE  ANY  PROCEEDS   FROM  THE  SALE  OF  SHARES   BY  THE  SELLING
     STOCKHOLDERS.  THE COMMON  STOCK  IS  TRADED ON  THE  NEW YORK  STOCK
      EXCHANGE  UNDER THE SYMBOL  "SOL." ON JUNE  14, 1996,  THE REPORTED
       LAST  SALE  PRICE OF  THE  COMMON STOCK  ON  THE NEW  YORK  STOCK
        EXCHANGE WAS $29 PER SHARE.

                                  -----------

   SEE "RISK FACTORS" AT PAGE 9 FOR INFORMATION THAT SHOULD BE CONSIDERED BY
                          PROSPECTIVE INVESTORS.

                                  -----------

THESE  SECURITIES  HAVE NOT  BEEN  APPROVED OR  DISAPPROVED BY  THE  SECURITIES
 AND  EXCHANGE COMMISSION  OR ANY  STATE  SECURITIES COMMISSION,  NOR HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                            PRICE $    A SHARE

                                  -----------

                                          UNDERWRITING              PROCEEDS TO
                                PRICE TO DISCOUNTS AND  PROCEEDS TO   SELLING
                                 PUBLIC  COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
                                -------- -------------- ----------- ------------
Per Share......................   $           $             $           $
Total(3).......................  $           $             $           $

- -----

  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

  (2) Before deducting expenses payable by the Company estimated at $    .

  (3) The Company has granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 300,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be
      $    , $   and $   , respectively. See "Underwriters."

                                  -----------

  The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that the delivery of the
Shares will be made on or about    , 1996, at the office of Morgan Stanley &
Co. Incorporated, New York, New York, against payment therefor in same day funds.

                                  -----------

MORGAN STANLEY & CO_____________________________________MERRILL.LYNCH & CO.

         Incorporated

      , 1996

  NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                    PAGE
                                    ----
Prospectus Summary.................   3
Risk Factors.......................   9
The Company........................  11
The AO Acquisition.................  11
Use of Proceeds....................  13
Price Range of Common Stock and
 Dividend Policy...................  14
Capitalization.....................  15
Selected Financial Data............  16
Unaudited Pro Forma Condensed Com-
 bined Financial Information.......  18
Selling Stockholders...............  25

                                    PAGE
                                    ----
Description of Capital Stock.......  25
Certain United States Federal Tax
 Considerations for Non-U.S.
 Holders of Common Stock...........  28
Underwriters.......................  30
Available Information..............  31
Incorporation of Certain Documents
 by Reference......................  31
Legal Matters......................  32
Experts............................  32
Index to Consolidated Financial
 Statements........................ F-1

                               ----------------

  No action has been or will be taken in any jurisdiction by the Company, any Selling Stockholder or any Underwriter that would permit a public offering of the Common Stock or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company, the Selling Stockholders and the Underwriters to inform themselves about and to observe any restrictions as to the offering of the Common Stock and the distribution of this Prospectus.

  In this Prospectus, references to "dollar" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, its territories, its possessions and all areas subject to its jurisdiction.

                               ----------------

  The Company has a number of trademarks and trade names, including Spectralite(R), VIP Gold(R), XL Gold(R), UltraGard(R) and PermaGard Plus(R).

                               ----------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements, including the notes thereto, set forth elsewhere in this Prospectus or incorporated herein by reference, which should be read in their entirety. Unless the context otherwise requires, all references to the "Company" or "Sola" herein refer to Sola International Inc. (or its predecessors) and its consolidated subsidiaries. References to the "Acquisition" shall refer to the Company's purchase of the Sola business unit (the "Predecessor Business") of Pilkington plc in December 1993, and references to the "AO Acquisition" shall refer to the Company's proposed acquisition of substantially all of the worldwide ophthalmic business of American Optical Corporation in June 1996. References herein to fiscal years are to the Company's fiscal year which ends on March 31 of each year. For example, the twelve months ended March 31, 1996 are referred to herein as fiscal 1996. Unless otherwise indicated, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. References to the "IPO" shall refer to the Company's initial public offering of the Company's Common Stock in March 1995. References to the "Offering" shall refer to the offering of the Company's Common Stock by the Underwriters named herein. Certain of the information contained in this summary and elsewhere in this Prospectus are forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors."

                                THE COMPANY

  Sola designs, manufactures and distributes a broad range of eyeglass lenses, primarily focusing on the faster growing plastic lens segment of the global lens market. Sola has manufacturing and distribution sites in three major regions--North America, Europe, and Rest of World (comprising primarily Australia, Asia and South America). The Company believes it ranks first or second in unit sales of plastic eyeglass lenses in each of these geographic regions (if the Japanese market is excluded from Rest of World).

  Sola's market position is particularly strong in developing markets and specialty lenses, which are markets and product categories that are experiencing faster growth than the overall global lens market. The Company has a leading position in developing markets such as South America and China, where the Company estimates its share of the plastic lens market to be approximately 40% and 70%, respectively. In developed markets, Sola has successfully pursued a strategy of building a leading market position in higher value-added, faster growing product categories such as progressive lenses, lens coatings and thinner and lighter plastic lenses, which typically generate an above average gross profit per pair.

  The Company's historical growth in sales and operating income reflects the global market growth for plastic lenses and Sola's success in capturing strong market positions worldwide as well as in key geographic regions and product categories. From fiscal 1992 to fiscal 1996, the Company's net sales grew from $258.8 million to $387.7 million and operating income grew from $29.4 million to $60.8 million. During this period, net sales and operating income grew in each year, including during the last global recession. For fiscal 1996, the Company has experienced increases of 12.2% and 39.1% in its net sales and operating income, respectively, as compared to its results in fiscal 1995 (fiscal 1995 operating income reflected on a pro forma basis excluding certain charges relating to the Acquisition and the IPO).

  The global market for plastic lenses is relatively young and has emerged principally in the past 20 years. The Company estimates that this market is currently in excess of $1.5 billion (based on wholesale prices) and has grown at a compound annual growth rate of 8% during the past three years. The factors driving market growth in developed markets differ from the factors driving growth in developing markets. The growth in developed markets is driven by the increasing average age of the population and consumer preference for higher value-added products while the growth in developing markets is driven by increasing usage of eyeglasses and a substitution of plastic lenses for glass lenses. The Company believes that the following trends are likely to be significant factors contributing to the growth in the eyeglass lens market for the foreseeable future:

  The increasing average age of the population, primarily in the Company's two largest markets--the United States and Europe. Demographic trends in the United States and Europe are quite favorable for future revenue and margin growth in the lens industry. The aging of the population increases the number of consumers who are likely to require vision correction and the increasing population group over the age of 45 is more likely to use higher value-added lenses such as progressives and bifocals. The Optical Industry Association estimates that over 90% of the U.S. population over the age of 45 requires vision correction. In the United States, this group is estimated to increase by over 20 million individuals during the next decade. Similar demographic trends are evident in other developed countries.

  A shift in consumer preference from lower-value plastic lenses toward higher-value plastic lenses. Eyeglass wearers in the Company's most significant markets, such as the United States and Europe, are increasingly replacing their lower-value lenses with higher-value lenses due to the availability of thinner, lighter plastic lenses, lens coatings and improved lens designs. For example, enhanced coatings have permitted the introduction of eyeglasses that offer improved durability, increased light transmission and better cosmetics.

  Increases in wealth and literacy and, therefore, eyeglass use, in less developed markets. Many first time purchasers of eyeglasses, particularly in developing markets, are entering the market due to growth in income, a population shift from rural to urban areas, higher literacy rates, the spread of television and computers, and increasing employment in office or industrial settings where vision correction is necessary.

  The substitution of plastic for glass lenses. The Company estimates that in the past 20 years, the penetration of plastic lenses has grown from an insignificant amount to approximately 85% and 50% of all eyeglass lens sales in North America and Western Europe, respectively. This trend can be attributed largely to the lighter weight, greater impact resistance and tinting flexibility of plastic as compared with glass lenses. The Company believes that this trend will continue in these and other markets, particularly where the percentage of plastic lens users is small. For example, in South America, the Company estimates that plastic lenses constitute approximately 40% of the total lens market, up from approximately 35% in 1991. The plastic lens market in China is experiencing rapid growth, but still only represents approximately 5% of total lens sales based on the Company's estimates.

BUSINESS STRATEGY

  The Company has successfully implemented a business strategy that has enabled it to achieve its leading market position and consistent growth in sales and operating income. The Company intends to continue to pursue this strategy to capitalize on the favorable industry trends discussed above. This strategy includes the following:

  Continual Introduction of Higher Value-Added, Technologically Advanced Products. The Company believes that it is one of the technology leaders in the plastic lens industry, especially with respect to the development of new lens materials, and continues to devote significant resources to the development of new products and technology. Over the last ten years, the Company has successfully developed and marketed a number of innovative products. During fiscal 1996, these value-added products accounted for over half of the Company's net lens sales. The Company is a frequent winner of Optical Laboratory Association awards for its products and has developed its own major proprietary lens material, Spectralite. Sola has developed and successfully marketed proprietary progressive lenses made from Spectralite, including VIP Gold. These new products incorporate more complex design features and new materials and coatings that differentiate them from competitors' products. Sales of these new products generally experience a higher growth rate than the growth rate of the plastic lens market as a whole and generate an above average gross profit per pair. Sola's proprietary Matrix delivery system, which allows the rapid delivery of lenses with anti-reflection coating, is also being installed at an increasing number of United States and foreign locations.

  Expansion of Global Distribution Capabilities. Since its inception, the Company has selectively expanded its global distribution capabilities. The Company has 36 major distribution centers in 16 countries and its products are currently sold to customers in over 50 countries worldwide.

  Commitment to Customer Service and Product Quality. The Company continually seeks to differentiate itself by providing its customers with improved delivery timeliness, a wide range of product offerings, and a commitment to product quality, technical support and product education. With manufacturing and distribution facilities in each of its regions, the Company seeks to customize its product mix to reflect local demands and to deliver products at a lower cost and on a more timely basis than its competitors.

  Emphasis on Efficient and Low Cost Manufacturing. Sola's manufacturing strategy is to balance the benefits of local manufacturing with those of least-cost sourcing. Each of the Company's three regions has its own manufacturing facilities and is largely self-sufficient. The Company directs production of some high volume, standard products to lower cost sites and produces newer, more complex products at more experienced manufacturing sites located near the Company's research and development centers.

  The Company has implemented an on-going management program to reduce manufacturing costs through (i) centralized purchase of certain raw materials and improved supplies procurement, (ii) increased Company-wide use of best internal demonstrated manufacturing practices and (iii) increased use of automation at sites located in higher labor cost countries. This program provides for a continual review of costs on a plant by plant basis and a sharing of information and ideas across all of the Company's manufacturing units. The Company believes that during the first three years of its operation the program has been responsible for identifying significant cost savings, primarily as a result of yield improvements, savings in the cost of supplies and raw materials and higher asset utilization rates. The Company's emphasis on reducing manufacturing costs has favorably impacted gross margins in fiscal 1994, fiscal 1995 and fiscal 1996.

RECENT DEVELOPMENTS

  AO Acquisition. On May 6, 1996, the Company entered into a Purchase Agreement with American Optical Corporation ("AOC") providing for the acquisition of substantially all of AOC's worldwide ophthalmic business ("AO") for cash consideration of $107 million (together with the assumption of certain liabilities), subject to post-closing adjustments (the "AO Acquisition"). AO has its principal operations in the United States, Mexico, the United Kingdom, France, Switzerland, Singapore and Zimbabwe. The transaction is expected to close in June 1996. The AO Acquisition will be funded primarily through borrowings under the Company's New Credit Agreement (as defined below), which borrowings will be repaid in part with the proceeds of this Offering.

  AO is a leading manufacturer and worldwide distributor of a broad range of ophthalmic lenses used in prescription eyeware. Its product line includes single vision, bifocal, trifocal and progressive lenses, many of which are sold under the AO brand name. AO focuses on the production of plastic lenses, but also offers value-added glass progressive lenses and glass executive bifocals. The Company believes that approximately half of AO's sales during the 1996 fiscal year represented sales of value-added products. The Company estimates that AO holds approximately 4% of the worldwide market for plastic spectacle lenses (based on volume). AO generated $85.7 million of net sales and $11.9 million of operating income, after allocated corporate expenses, during the fiscal year ended March 31, 1996. AO also provides value-added services through five non-U.S. prescription laboratories which customize lenses to individual customer prescriptions and preferences. More than 40% of AO's fiscal 1996 net sales were generated from the services provided by these laboratories. See "The AO Acquisition."

  New Credit Agreement. Simultaneous with the closing of the AO Acquisition, the Company expects to enter into a new bank credit agreement (the "New Credit Agreement"), replacing its existing credit agreement. The New Credit Agreement is divided into three tranches which consist of: a five-year term loan of $30 million, a renewable three-year foreign currency revolving facility of $30 million, and a five-year U.S. dollar revolver of $120 million. The New Credit Agreement is unsecured. The Company believes that the New Credit Agreement will lower the effective interest rate on its borrowings and provide it with greater operating flexibility.

  Neolens Acquisition. In May 1996 the Company announced that it had entered into a definitive merger agreement which provides for the acquisition by the Company of Neolens, Inc. ("Neolens"), a Florida corporation that manufactures polycarbonate eyeglass lenses and has been a supplier to the Company (the "Neolens Acquisition"). Pursuant to the merger agreement the Company has commenced a cash tender offer for all outstanding shares of Neolens Common Stock, Series A Preferred Stock and Series B Preferred Stock. The aggregate purchase price will be approximately $16 million, including the assumption of Neolens debt. Although there can be no assurance of consummation, the Company expects to consummate the tender offer by August 1996. The Company believes that the acquisition of Neolens will enable the Company to increase its penetration of the fast growing polycarbonate market and will give the Company access to certain technologies used in the production of single vision and polycarbonate lenses.

                               THE OFFERING

Common Stock Offered:
  By the Company..................  2,000,000 shares (1)
  By the Selling Stockholders.....    805,415 shares
    Total.........................  2,805,415 shares (1)
                                    ================
Outstanding Common Stock.......... 21,797,168 shares (2)
Use of Proceeds................... The Company expects to use the proceeds of the Offering to repay certain indebtedness
                                   incurred in connection with the AO
                                   Acquisition. The Company will not receive
                                   any proceeds from the sale of Shares by the
                                   Selling Stockholders.
New York Stock Exchange Symbol.... "SOL"

- --------

(1) Assumes the Underwriters' over-allotment option is not exercised. See "Underwriters."

(2) As of May 31, 1996 and excludes 2,226,365 shares that may be issued upon the exercise of options previously granted pursuant to the Company's stock option plans.

                   SUMMARY FINANCIAL AND PRO FORMA DATA


  The summary historical financial data set forth below as of March 31, 1996 and for the fiscal year then ended has been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The unaudited pro forma statement of operations data for the fiscal year ended March 31, 1994 gives effect to the Acquisition and the IPO as if they had occurred on April 1, 1993 and the unaudited pro forma statement of operations data for the fiscal year ended March 31, 1995 gives effect to the IPO as if it had occurred on April 1, 1994. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 10-K for the fiscal year ended March 31, 1996 (the "Form 10-K") for additional information regarding the pro forma adjustments that have been applied to the historical financial data. The unaudited pro forma statement of operations data for the fiscal year ended March 31, 1996 gives effect to the AO Acquisition, the Neolens Acquisition, the New Credit Agreement and the Offering as if they had occurred on April 1, 1995. The pro forma financial data is provided for informational purposes only and does not purport to be indicative of the results which would have actually been obtained had the Acquisition, the IPO, the AO Acquisition, the Neolens Acquisition, the New Credit Agreement and the Offering, as the case may be, been completed on the dates indicated or which may be expected to occur in the future. See "Selected Financial Data" and the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus. The unaudited pro forma statement of operations data for fiscal 1996 should be read in conjunction with the audited financial statements of the Company and the unaudited pro forma financial information, including the respective notes thereto, included elsewhere in this Prospectus and the audited consolidated financial statements of AO contained in the Company's Current Report on Form 8-K/A incorporated by reference herein.

                                           SOLA INTERNATIONAL INC.
                                   -----------------------------------------
                                         FISCAL YEAR ENDED MARCH 31,
                                   -----------------------------------------
                                   PRO FORMA            PRO FORMA  PRO FORMA
                                   1996 (1)     1996     1995 (2)  1994 (3)
                                   ---------  --------  ---------- ---------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA
  Net sales....................... $474,572   $387,709   $345,631  $306,055
  Technology revenue..............    1,450        --         --        --
  Cost of sales...................  254,735    201,991    185,626   175,842
                                   --------   --------   --------  --------
   Gross profit...................  221,287    185,718    160,005   130,213
                                   --------   --------   --------  --------
  Research and development
   expenses.......................   14,709     13,329     14,051    11,123
  Selling and marketing expenses..   81,155     66,345     61,143    52,629
  General and administrative
   expenses (including goodwill
   amortization)..................   55,500     45,291     41,150    35,648
                                   --------   --------   --------  --------
   Operating expenses.............  151,364    124,965    116,344    99,400
                                   --------   --------   --------  --------
   Operating income...............   69,923     60,753     43,661    30,813
  Interest expense, net...........  (16,533)   (12,141)   (12,150)  (12,674)
  Foreign currency adjustments....      --         --         --       (645)
                                   --------   --------   --------  --------
   Income before provision for
    income taxes, minority
    interest and extraordinary
    item..........................   53,390     48,612     31,511    17,494
  Provision for income taxes......   15,091     13,623      6,933     7,219
  Minority interest...............     (401)      (401)      (933)     (664)
                                   --------   --------   --------  --------
  Income before extraordinary
   item(4)........................ $ 37,898   $ 34,588   $ 23,645  $  9,611
                                   ========   ========   ========  ========
EARNINGS PER SHARE DATA
  Earnings per share before
   extraordinary item............. $   1.52   $   1.51   $   1.05  $   0.43
                                   ========   ========   ========  ========
  Weighted average number of
   shares outstanding.............   24,944     22,944     22,528    22,528
                                   ========   ========   ========  ========

                                                          AS OF MARCH 31, 1996
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(5)
                                                         -------- --------------
                                                             (IN THOUSANDS)
BALANCE SHEET DATA
  Working capital....................................... $ 96,456    $135,362
  Total assets..........................................  416,849     558,519
  Short-term debt.......................................   17,403      12,222
  Long-term debt........................................   97,890     175,070
  Shareholders' equity..................................  192,241     242,910

- --------

(1) The pro forma statement of operations data for fiscal 1996 has been derived from the unaudited pro forma condensed combined financial information included elsewhere in this Prospectus and gives effect to (i) the AO Acquisition and the Neolens Acquisition and the financings thereof, including borrowings under the New Credit Agreement, and (ii) the Offering and the application of the net proceeds therefrom as if those transactions had occurred on April 1, 1995. See "Unaudited Pro Forma Condensed Combined Financial Information."

(2) The pro forma statement of operations data for fiscal 1995 gives effect to the IPO as if it had occurred on April 1, 1994. In connection with the IPO, the Company recorded a non-recurring charge of $3.0 million for the termination of the management agreement between AEA Investors Inc. ("AEA") and the Company that was reflected in general and administrative expenses. This charge has been excluded from the pro forma statement of operations data for fiscal 1995 because it is non-recurring. In addition, the pro forma statement of operations data for fiscal 1995 has been adjusted to reflect (i) a $0.9 million decrease to general and administrative expenses which relates to the elimination of the AEA management fee, (ii) a $6.4 million decrease in interest expense which relates to the repayment of certain debt with the IPO proceeds and the reduced interest rate from the bank credit agreement entered into at the time of the IPO (the "Old Credit Agreement") and (iii) an increase in income tax expense as a result of the pro forma adjustments.

(3) The pro forma statement of operations data for fiscal 1994 gives effect to the Acquisition and the IPO as if they had occurred on April 1, 1993. For fiscal 1994, the Company recorded two non-recurring, non-cash charges associated with the Acquisition: (i) a $32.9 million charge for the amortization associated with an inventory write-up to fair value that was reflected in cost of sales; and (ii) a $40.0 million charge for the write-off of in-process research and development that was reflected in in-process research and development expense. These charges have been excluded from this pro forma statement of operations data for fiscal 1994 because they are non-recurring. In addition, the pro forma statement of operations data for fiscal 1994 has been adjusted to reflect (i) a $1.6 million increase to general and administrative expenses reflecting a full year of amortization of goodwill and intangibles arising from the Acquisition as partially offset by the elimination of the AEA management fee, (ii) a $3.4 million increase to interest expense primarily resulting from increased borrowings as a result of the Acquisition, partially offset by the decrease in interest expense resulting from repayments of debt from the IPO proceeds and the reduced interest rate from the Old Credit Agreement and (iii) an increase in income tax expense as a result of the pro forma adjustments.

(4) During fiscal 1996 and 1995, the Company incurred extraordinary charges of $0.9 million and $3.9 million, respectively.

(5) The as adjusted balance sheet data has been derived from the unaudited pro forma condensed combined financial information included elsewhere in this Prospectus and gives effect to (i) the AO Acquisition and the Neolens Acquisition and the financings thereof, including borrowings under the New Credit Agreement, and (ii) the Offering and the application of the net proceeds therefrom as if those transactions had occurred as of March 31, 1996. See "Unaudited Pro Forma Condensed Combined Financial Information."

                                  RISK FACTORS

  Before purchasing the Common Stock offered hereby, a prospective investor should consider the specific factors set forth below as well as other information included or incorporated by reference in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" in the Company's Form 10-K for a description of other factors affecting the business of the Company.

HIGHLY COMPETITIVE INDUSTRY

  The eyeglass lens and coating industry is highly competitive. The Company competes principally on the basis of customer service, the quality and breadth of product offerings, and price. The eyeglass lens and coating industry is characterized by price competition, which can be severe in certain markets, particularly for standard products. Sola attempts, to the extent possible, to counter competition on the basis of price by focusing on providing a rapid response to orders, maintaining high fill rates, developing differentiated new products, and educating processing laboratories and eyecare practitioners on the benefits of Sola lenses and coatings. There can be no assurance, however, that the Company's competitors will not develop products or services that are more effective or less expensive than the Company's products or which could render certain of the Company's products less competitive. Since recently-developed products comprise a substantial portion of the Company's sales, the Company's performance and future growth are dependent upon its continuing ability to develop and market new products. Some of the Company's competitors have significantly greater financial resources than the Company to fund expansion and research and development. See "--Substantial Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in the Company's Form 10-K. Within a particular market, certain of the Company's competitors may enjoy a "home-country" advantage over foreign competition. In addition, in certain markets (primarily Europe), the Company also faces competition from a number of its principal competitors which are vertically integrated with processing centers to a greater extent than the Company, enabling them to customize prescription lenses. This limits the number of independent lens processing customers to which the Company can market its products.

INTERNATIONAL OPERATIONS

  The Company operates manufacturing and distribution sites in all major regions of the world--North America (including Mexico), Europe, and Rest of World (comprising primarily Australia, Asia and South America)--and derived approximately half of its net sales in fiscal 1995 from the sale of products outside the United States. As a result, a significant portion of the Company's sales and operations are subject to certain risks, including adverse developments in the foreign political and economic environment, exchange rates, tariffs and other trade barriers, staffing and managing foreign operations and potentially adverse tax consequences. Although the Company and its predecessors have been successfully conducting business outside of the United States since its inception in 1960, there can be no assurance that any of these factors will not have a material adverse effect on the Company's financial condition or results of operations in the future.

  The Company's interest expense is denominated predominantly in U.S. dollars; its cash flow, however, is comprised of a variety of currencies. Although the Company may enter into currency swap agreements with financial institutions to reduce its exposure to fluctuations in foreign currency values relative to its debt obligations, such hedging transactions, if entered into, will not eliminate that risk entirely. As a result of the Company's worldwide operations, currency exchange rate fluctuations tend to affect the Company's results of operations and financial position. The Company has significant operations in Brazil, which has, until recently, experienced a hyper-inflationary environment and whose currency risk may not be effectively hedged. The functional currency of the Company's operations in Brazil is the U.S. dollar. Under U.S. generally accepted accounting principles for hyper-inflationary countries, all translation and transaction adjustments of foreign operations are reflected in the Company's statements of operations. The Company's historical statements of operations reflect significant charges to income primarily attributable to significant devaluations of the Brazilian currency. There can be no assurance that hyper-inflationary conditions will not return to Brazil or be present in other countries in which the Company has significant operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Currency Exchange Rates" and "--Inflation" in the Company's Form 10-K.

RESTRICTIONS ON PAYMENT OF DIVIDENDS FROM SUBSIDIARIES

  The Company's foreign operations are conducted through its subsidiaries. These operations contribute significantly to the Company's sales and profitability. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Dividends and other payments to the Company from subsidiaries in certain jurisdictions are subject to legal restrictions and may have adverse tax consequences to the Company. The Company intends to remit dividends from its foreign operations subject to local cash requirements and legal restrictions. Management reviews the need for cash distributions to the Company from its foreign subsidiaries on a case by case basis. If the need for cash distributions from the subsidiaries should arise in the future, there can be no assurance that the subsidiaries will be permitted to make such cash distributions without legal restrictions or adverse tax consequences to the Company. Commencing in fiscal 1996, the Company has provided for U.S. federal and state income taxes on unremitted earnings of foreign subsidiaries.

SUBSTANTIAL INDEBTEDNESS

  Although the Company's outstanding indebtedness was reduced by application of the proceeds of the IPO in March 1995, the Company continues to have substantial indebtedness. The Company's substantial indebtedness may limit its capacity to respond to market conditions (including its ability to satisfy capital expenditure requirements) or to meet its contractual or financial obligations. In addition, pursuant to the debt instruments governing the Company's indebtedness, the Company is subject to restrictive covenants that could limit its ability to conduct its business. Furthermore, the ability of the Company to satisfy its obligations will be dependent upon its future performance, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company. Through and including December 15, 1998, interest on the Company's 9 5/8% Senior Subordinated Notes due 2003 (the "Notes") will be payable in cash semiannually at the rate of 6% per annum of the principal amount at maturity of the Notes. After December 15, 1998, interest on the Notes will accrue and be payable in cash semiannually at the rate of 9 5/8% per annum of the principal amount at maturity of the Notes. Although the Company believes that cash flow from operations will be sufficient to meet all of its debt service requirements and to fund its capital expenditure requirements, there can be no assurance that this will be the case.

RELIANCE ON KEY MANAGEMENT

  The operation of the Company requires managerial and operational expertise. Although all of the key management employees have employment contracts with the Company, there can be no assurance that such individuals will remain with the Company. If, for any reason, such key personnel do not continue to be active in the Company's management, operations could be adversely affected.

RISKS IN THE OPERATION OF RECENTLY ACQUIRED FACILITIES

  In May 1996 the Company entered into a Purchase Agreement with AOC providing for the acquisition of substantially all of AOC's worldwide ophthalmic business. The future success of the AO Acquisition and the effect of the AO Acquisition on the financial and operating results of the Company will depend in part on the ability of the Company to operate AO successfully as a stand-alone business and, where possible, to engage in cooperative and joint activities with AO. The ability of the Company to accomplish its objectives in connection with the AO Acquisition is, like any acquisition, subject to certain risks including, among others, the possible inability to retain certain AO personnel, potential negative effects of diverting management resources and the possible failure to retain AO customers.

DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

  The Company has not declared or paid any cash dividends on any class of its capital stock, and does not intend to pay dividends on its Common Stock in the foreseeable future. The Company's Amended and Restated Bank Credit Agreement with the Bank of Nova Scotia, and the Indenture governing the Notes (the "Indenture"), restrict and limit the payment of dividends on the Common Stock. See "Price Range of Common Stock and Dividend Policy."

ANTITAKEOVER PROVISIONS

  The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") and Amended and Restated By-Laws (the "By-Laws") contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions include advance notice procedures for stockholders to nominate candidates for election as directors of the Company and for stockholders to submit proposals for consideration at stockholders' meetings. In addition, the Company is subject to Section 203 of the Delaware General Corporation Law ("Delaware Law"), which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). This provision of Delaware Law also may have the effect of deterring certain potential acquisitions of the Company. See "Description of Capital Stock."

                               THE COMPANY

  Sola designs, manufactures and distributes a broad range of eyeglass lenses, primarily focusing on the faster growing plastic lens segment of the global lens market. Sola has manufacturing and distribution sites in three major regions--North America, Europe, and Rest of World (comprising primarily Australia, Asia and South America). The Company believes it ranks first or second in unit sales of plastic eyeglass lenses in each of these geographic regions (if the Japanese market is excluded from Rest of World).

  The principal executive offices of the Company are located at 2420 Sand Hill Road, Menlo Park, California 94025; the Company's telephone number is (415) 324-6868.

                            THE AO ACQUISITION

THE PURCHASE AGREEMENT

  The Company and AOC are parties to a Purchase Agreement dated as of May 6, 1996 (the "Purchase Agreement"). Pursuant to the Purchase Agreement, Sola has agreed to purchase substantially all of the assets of AOC's United States ophthalmic business and all of the shares of capital stock of certain foreign subsidiaries which operate AOC's ophthalmic business in Mexico, the United Kingdom, France, Switzerland, Singapore, Canada and Zimbabwe. The purchase price is $107 million (together with the assumption of certain liabilities), subject to post closing adjustments.

  In connection with the AO Acquisition, Sola will receive a perpetual, royalty-free license which generally provides for Sola's exclusive use of certain trademarks and the AO and American Optical trade names in the ophthalmic business worldwide, subject to certain limitations in connection with certain specified geographic areas and products. Except as licensed to Sola, AOC will retain ownership and rights to use the licensed trademarks and trade names. In connection with the AO Acquisition, the principal owner of AOC has agreed not to compete with the acquired businesses for a period of seven years.

  Pursuant to the terms of the Purchase Agreement, and subject to certain exceptions, AOC has agreed to indemnify the Company for certain losses (i) arising out of breaches of AOC's representations and warranties and covenants contained in the Purchase Agreement, (ii) arising out of retained liabilities or (iii) otherwise relating to environmental claims.

AO'S BUSINESS

  AO is a leading manufacturer and worldwide distributor of a broad range of ophthalmic lenses used in prescription eyewear. Its product line includes single vision, bifocal, trifocal and progressive lenses, many of which are sold under AO's brand names such as AOPro(TM), TruVision Omni(R), and Aspherlite(R). AO focuses on the production of plastic lenses, but also offers value-added glass progressive lenses and glass executive bifocals. The Company believes that approximately half of AO's fiscal 1996 net sales represented sales of value-added products such as progressive lenses and thinner, lighter weight lenses made of high-index plastic, polycarbonate and other advanced materials. AO also provides value-added services through five non-U.S. prescription laboratories which customize lenses to individual customer prescriptions and preferences. More than 40% of AO's fiscal 1996 net sales were generated from the services provided by these laboratories.

  AO sells its products to a diverse base of international and domestic customers including retail chains, optical wholesalers and research laboratories. AO's net sales and operating income, after allocated corporate expenses, were approximately $85.7 million and $11.9 million, respectively, during fiscal 1996. More than 70% of its fiscal 1996 net sales originated outside the United States. AO has manufacturing operations in Massachusetts, Mexico and the United Kingdom, and sales and distribution operations in the United States, the United Kingdom, France, Switzerland, Mexico, Canada, Singapore and Zimbabwe.

  AO operates prescription laboratories in France, the United Kingdom, Mexico, Singapore and Zimbabwe. The Company believes that AO's primary laboratory in Fougeres, France is among the highest quality laboratories in Europe. Laboratory services provided by AO include fabrication, the process of grinding a final prescription onto a semi-finished lens; coating, which involves the application of scratch resistant hard coating, anti-reflective coating or color tinting; and edging, the process of shaping lenses to meet the specifications of a specific frame.

  AO has approximately 1,200 employees, mostly at its Tijuana manufacturing facilities and French prescription laboratory.

STRATEGY

  The Company believes that the AO Acquisition will further its strategies of introducing high value-added products, expanding worldwide distribution capabilities and emphasizing low cost manufacturing. In particular, the Company believes that it will benefit from the following factors:

  Recognizable Brand Name. Tracing its roots back to the nineteenth century, the AO name is one of the most widely known and respected brand names in the ophthalmic industry. The Company believes that the AO name is especially well known in developing markets such as China and Latin America, even though AO has only limited sales in these markets at present. Sola hopes to benefit by combining the strength of Sola's existing distribution channels in these countries with the value of the AO name.

  Low Cost Manufacturing. Substantially all of AO's manufacturing is conducted at its glass lens plant and plastic lens plant in Tijuana, Mexico. The Company hopes to improve the cost efficiency of AO's manufacturing operations in Mexico by employing proven Sola technologies which the Company believes should allow for a reduction in unit cost.

  Broadened Customer Base. The Company believes that AO's customer base in the value-added product market, including the progressive lens segment, complements Sola's existing customer base. AO focuses on the economy segment of this product market, which complements Sola's focus on the premium segment of this product market. The Company also expects that AO's sales of middle index materials, as well as plastic photochromic lenses, at economy prices will further broaden Sola's customer base.

  Strengthened European Distribution. The Company believes that the acquisition of AO's modern prescription laboratory in France, as well as access to its strong distribution network, will provide Sola with access to AO's lab technology and the opportunity which the laboratory's distribution gives the Company to work directly with eyecare practitioners.

  Strong AO Management. Sola anticipates retaining all of the key members of the AO management team, which Sola believes is experienced and talented. Sola expects to operate AO as a stand-alone business, except where it believes that both businesses can benefit from cooperative and joint activity.

                             USE OF PROCEEDS

  The net proceeds from the sale of shares of Common Stock by the Company, after deducting expenses of the Offering, including the discounts and commissions paid to the Underwriters, are estimated to be approximately $58.4 million. The Company intends to use such net proceeds to repay indebtedness which it will incur under the New Credit Agreement in order to pay a portion of the purchase price for the AO Acquisition. The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.

  The New Credit Agreement will consist of a five-year term loan of $30 million, a renewable three-year foreign currency revolving facility of $30 million, and a five-year U.S. dollar revolver of $120 million. The term loan and the U.S. dollar revolving line of credit will bear interest at an initial rate of LIBOR plus 0.75% (approximately 6.5%) and the foreign currency revolving facility will bear an initial interest rate of the relevant local economy IBOR plus 0.75%. The term loan will be made in order to finance a portion of the AO Acquisition, and the revolving line of credit generally will be used for working capital.

             PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock has been listed on the New York Stock Exchange since February 23, 1995 under the symbol "SOL." The following table sets forth on a per share basis the closing high and low sales prices for consolidated trading in the Common Stock as reported on the New York Stock Exchange Composite Tape for the fiscal quarters indicated.

                                                                 COMMON STOCK
                                                                  PRICE RANGE
                                                                ---------------
                                                                 HIGH     LOW
                                                                ------- -------
Fiscal Year Ended March 31, 1995
  Fourth Quarter (beginning February 23, 1995)................. $21 1/2 $16 1/2
Fiscal Year Ended March 31, 1996
  First Quarter Ended June 30, 1995............................  24 7/8  21 1/8
  Second Quarter Ended September 30, 1995......................  26 3/4  20 5/8
  Third Quarter Ended December 31, 1995........................  27 3/8  21 3/8
  Fourth Quarter Ended March 31, 1996..........................  32 1/4  25 1/2
Fiscal Year Ended March 31, 1997
  First Quarter (through June 14, 1996)........................  34 7/8    29

  For a recent reported last sale price for the Common Stock, see the cover page of this Prospectus. As of May 31, 1996, there were 549 holders of record of the Company's Common Stock, which excludes beneficial owners of Common Stock held in "street name."

  Since the Acquisition, the Company has not declared or paid any cash dividends on its Common Stock. The Company's New Credit Agreement and the Indenture generally restrict, subject to certain exceptions, the payment of dividends, distributions and other payments. The Company does not anticipate paying any cash dividends in the foreseeable future and intends to retain future earnings for the development and expansion of its business. Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Company's Board of Directors and subject to certain limitations under the Delaware Law, and will depend upon the Company's results of operations, financial condition, other contractual restrictions and other factors deemed relevant by the Board of Directors.

                              CAPITALIZATION

  The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted giving effect to the AO Acquisition, the Neolens Acquisition, the Offering and the New Credit Agreement as if each transaction had occurred as of March 31, 1996. The information presented below should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and the unaudited pro forma condensed combined financial information included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Form 10-K.

                                                      AS OF MARCH 31, 1996
                                                     --------------------------
                                                     (DOLLARS IN THOUSANDS)
                                                     --------------------------
                                                      ACTUAL      AS ADJUSTED
                                                     -----------  -------------
Short-term debt, including current maturities of
 long-term debt (1)................................. $    17,403   $    12,222
                                                     ===========   ===========
Long-term debt:
  Old Credit Agreement (2).......................... $     6,000   $        --
  New Credit Agreement..............................          --        80,809
  Senior Subordinated Notes (3).....................      88,530        88,530
  Other long-term debt (1)..........................       3,360         5,731
                                                     -----------   -----------
   Total long-term debt.............................      97,890       175,070
                                                     -----------   -----------
Shareholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
   authorized; no shares issued.....................          --            --
  Common stock, $.01 par value; 50,000,000 shares
   authorized,
   21,797,168 shares issued and outstanding (4).....         218           238
  Additional paid-in capital........................     206,412       264,792
  Equity participation loans........................        (421)         (421)
  Accumulated deficit...............................     (17,993)      (25,724)
  Cumulative foreign currency adjustments...........       4,025         4,025
                                                     -----------   -----------
   Total shareholders' equity.......................     192,241       242,910
                                                     -----------   -----------
Total capitalization................................ $   290,131   $   417,980
                                                     ===========   ===========

- --------

(1) See Notes 5 and 6 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(2) At March 31, 1996, on a pro forma basis, the Company would have had $97.8 million of unused borrowing capacity under the New Credit Agreement.

(3) See Note 8 to the Company's Consolidated Financial Statements included elsewhere in this Prospectus.

(4) Excludes 2,226,365 shares that may be issued upon the exercise of options previously granted pursuant to the Company's stock option plans as of March 31, 1996.

                         SELECTED FINANCIAL DATA

                  (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected financial data set forth below as of March 31, 1996 and 1995 and for the fiscal years ended March 31, 1996 and 1995, and for the four and eight months ended March 31, 1994 and November 30, 1993, respectively, should be read in conjunction with the audited financial statements and the notes thereto included elsewhere in this Prospectus. The selected financial data as of March 31, 1994, 1993 and 1992 and for the fiscal years ended March 31, 1993 and 1992 are derived from audited combined financial statements for such fiscal years. The financial information for all periods prior to December 1, 1993, the date of the Acquisition, are those of the Predecessor Business. The historical data of the Predecessor Business and the Company are not comparable in all respects. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Form 10-K incorporated herein by reference and the Company's Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.

                               SOLA INTERNATIONAL INC.                 PREDECESSOR BUSINESS
                          ------------------------------------    -------------------------------
                                                       FOUR                       FISCAL YEAR
                          FISCAL YEAR FISCAL YEAR     MONTHS      EIGHT MONTHS       ENDED
                             ENDED       ENDED         ENDED         ENDED         MARCH 31,
                           MARCH 31    MARCH 31,     MARCH 31,      NOV. 30,   ------------------
                             1996        1995          1994           1993       1993      1992
                          ----------- -----------    ---------    ------------ --------  --------
STATEMENTS OF OPERATIONS
 DATA
  Net sales.............   $387,709    $345,631      $106,030       $200,025   $281,494  $258,764
  Cost of sales.........    201,991     185,626        93,428(1)     115,319    157,159   143,089
                           --------    --------      --------       --------   --------  --------
  Gross profit..........    185,718     160,005        12,602         84,706    124,335   115,675
                           --------    --------      --------       --------   --------  --------
  Research and
   development
   expenses.............     13,329      14,051         3,877          7,246     10,785     9,247
  Selling and marketing
   expenses.............     66,345      61,143        19,146         33,483     51,183    44,543
  General and
   administrative
   expenses.............     42,089      41,912(2)      9,604         23,438     32,041    32,459
  Goodwill
   amortization.........      3,202       3,155           980            --         --        --
  In-process research
   and development
   expense..............        --          --         40,000(1)         --         --        --
                           --------    --------      --------       --------   --------  --------
   Operating expenses...    124,965     120,261        73,607         64,167     94,009    86,249
                           --------    --------      --------       --------   --------  --------
   Operating income
    (loss)..............     60,753      39,744       (61,005)        20,539     30,326    29,426
  Interest expense,
   net..................    (12,141)    (18,522)       (6,160)        (3,071)    (4,490)   (4,695)
  Foreign currency
   adjustments..........        --          --           (167)          (478)      (814)   (2,510)
                           --------    --------      --------       --------   --------  --------
   Income (loss) before
    provision (benefit)
    for income taxes,
    minority interest
    and extraordinary
    item................     48,612      21,222       (67,332)        16,990     25,022    22,221
  Provision (benefit)
   for income taxes.....     13,623       6,649        (6,194)         5,833      8,507     7,302
  Minority interest.....       (401)       (933)         (256)          (408)       --        --
                           --------    --------      --------       --------   --------  --------
   Income (loss) before
    extraordinary item..     34,588      13,640       (61,394)        10,749     16,515    14,919
   Extraordinary item,
    write-off of debt
    issuance costs,
    net.................       (912)     (3,915)(2)       --             --         --        --
                           --------    --------      --------       --------   --------  --------
   Net income (loss)....   $ 33,676    $  9,725      $(61,394)      $ 10,749   $ 16,515  $ 14,919
                           ========    ========      ========       ========   ========  ========
EARNINGS PER SHARE DATA
 (3)
  Income (Loss) before
   extraordinary item...   $   1.51    $   0.78      $  (3.75)
  Extraordinary item....      (0.04)      (0.22)          --
                           --------    --------      --------
  Net income (loss).....   $   1.47    $   0.56      $  (3.75)
                           ========    ========      ========
  Weighted average
   number of shares
   outstanding..........     22,944      17,516        16,353
                           ========    ========      ========

                                 SOLA INTERNATIONAL INC.   PREDECESSOR BUSINESS
                                -------------------------- ---------------------
                                                AS OF MARCH 31,
                                ------------------------------------------------
                                  1996     1995     1994      1993       1992
                                -------- -------- -------- ---------- ----------
BALANCE SHEET DATA
  Working capital.............. $ 96,456 $ 76,595 $ 64,110 $   53,849 $   58,003
  Total assets.................  416,849  383,457  360,631    246,944    235,076
  Short-term debt..............   17,403   11,078   12,524     45,627     44,789
  Long-term debt...............   97,890  107,407  186,740      9,744      6,328
  Parent company investment....      --       --       --     117,129    120,810
  Total Shareholders' equity...  192,241  159,443   63,495        --         --

- --------

(1) For the four months ended March 31, 1994, the Company recorded two non-recurring, non-cash charges associated with the Acquisition: (i) a $32.9 million charge for the amortization associated with an inventory write-up to fair value that was reflected in cost of sales; and (ii) a $40.0 million charge for the write-off of in-process research and development that was reflected in in-process research and development expense.

(2) For fiscal 1995, the Company recorded two non-recurring charges in connection with the IPO: (i) a $3.0 million charge for the termination of the AEA management agreement with the Company that was reflected in general and administrative expenses; and (ii) a $3.9 million write-off of debt issuance costs that was reflected in the historical financial statements as an extraordinary item.

(3) Earnings per share are computed using the weighted average number of common shares and common share equivalents outstanding during the period after giving effect to the IPO.

       UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION


  On May 6, 1996, the Company entered into the Purchase Agreement with AOC providing for the AO Acquisition for cash consideration of $107 million (together with the assumption of certain liabilities), subject to post-closing adjustments. The AO Acquisition will be funded primarily through borrowings under the New Credit Agreement, which borrowings will be repaid in part with the proceeds of the Offering. In May 1996, the Company announced that it had entered into a definitive merger agreement which provides for the Neolens Acquisition. The Company intends to fund the Neolens Acquisition primarily through borrowings under the New Credit Agreement.

  The unaudited pro forma condensed combined financial information gives effect to the AO Acquisition and the Neolens Acquisition and the financings thereof, including the borrowings under the New Credit Agreement and the Offering, as if they had occurred on April 1, 1995 for purposes of the unaudited pro forma condensed combined statement of operations and as of March 31, 1996 for purposes of the unaudited pro forma condensed combined balance sheet. The pro forma adjustments have been applied to the financial information derived from the audited financial statements of the Company and AO and the unaudited financial statements of Neolens and substantially all of AO's Singapore ophthalmic operations ("AO Singapore") to account for the AO Acquisition and the Neolens Acquisition as purchases; accordingly, assets acquired and liabilities assumed will be recorded at their estimated fair values which are subject to further refinement, including appraisals and other analyses, with appropriate recognition given to the effect of current interest rates and income taxes.

  The AO Acquisition and the Neolens Acquisition will be accounted for using the purchase method of accounting. The unaudited pro forma condensed combined financial information has been prepared on the basis of assumptions described in the notes thereto and includes assumptions relating to the allocation of the consideration paid for the assets and liabilities of AO and Neolens based on preliminary estimates of their fair value. The actual allocation of such consideration may differ from that reflected in the unaudited pro forma condensed combined financial information after valuations and other procedures to be performed after the closings of the AO Acquisition and the Neolens Acquisition have been performed. The Company does not expect that the final allocation of the aggregate purchase price for the AO Acquisition and the Neolens Acquisition will differ materially from the preliminary allocations. In addition, the proceeds from the Offering, the interest rate on, and the amount of, borrowings under the New Credit Agreement and actual fees and expenses may differ from the assumptions set forth below. In the opinion of the Company, all adjustments necessary to present fairly such unaudited pro forma condensed combined financial information have been made based on the proposed terms and structures of the AO Acquisition and the Neolens Acquisition.

  As a result of the AO Acquisition, the Company expects to incur two nonrecurring charges in fiscal 1997: (i) an estimated $7.0 million charge to cost of sales for the amortization associated with an inventory write-up to fair value; and (ii) an estimated $10.0 million charge for the write-off of in-process research and development. These charges have been excluded from the unaudited pro forma condensed combined statement of operations included herein because they are nonrecurring. The Company also expects to record approximately $71.8 million of goodwill in connection with the AO Acquisition and the Neolens Acquisition, which will be amortized over 40 years.

  The unaudited pro forma condensed combined financial information is not necessarily indicative of what actual results would have been had the AO Acquisition and the Neolens Acquisition occurred at the dates indicated nor do they purport to project the future financial position or the results of future operations of the Company.

  The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and the audited financial statements, including the notes thereto, of the Company, included elsewhere in this Prospectus.

                         SOLA INTERNATIONAL INC.

           UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                      MARCH 31, 1996 (IN THOUSANDS)

  The unaudited pro forma condensed combined balance sheet as of March 31, 1996 has been prepared by combining the historical consolidated balance sheet of the Company as of March 31, 1996 with (i) the historical combined balance sheet of the Worldwide Ophthalmic Group of American Optical Corporation as of March 29, 1996, (ii) the historical balance sheet of AO Singapore as of March 31, 1996 and (iii) the historical balance sheet of Neolens as of January 31, 1996 and gives effect to the pro forma adjustments as described in the notes hereto.

                              SOLA       AMERICAN
                          INTERNATIONAL   OPTICAL        AO      NEOLENS,                     PRO FORMA
                              INC.      CORPORATION SINGAPORE(I) INC.(II) ADJUSTMENTS         COMBINED
                          ------------- ----------- ------------ -------- -----------         ---------
ASSETS
Current Assets
 Cash and cash equiva-
  lents.................    $ 22,394      $ 2,220      $  680     $    3    $   (32)(1)       $ 25,265
 Trade accounts receiv-
  able, net.............      74,845       15,798       1,300        452       (967)(2)         91,428
 Inventories............     100,707       19,450       1,205        902      7,000 (1)        129,264
 Deferred income taxes..       7,491           --          --         --                         7,491
 Prepaids and other
  current assets........       1,861        3,861         295         61       (236)(2)          5,842
                            --------      -------      ------     ------    -------           --------
  Total current assets..     207,298       41,329       3,480      1,418      5,765            259,290
Property, Plant and
 equipment, net.........      79,582        9,884         332        896        616 (1)         91,310
Deferred income taxes...       6,800          252          --         --      3,248 (1)         10,300
Debt issuance costs,
 net....................       1,907           --          --        240        660 (3)          2,807
Goodwill and other
 intangibles, net.......     120,352           --          --         --     73,335 (1)        193,687
Other assets............         910          175          --         40                         1,125
                            --------      -------      ------     ------    -------           --------
  Total assets..........    $416,849      $51,640      $3,812     $2,594    $83,624           $558,519
                            ========      =======      ======     ======    =======           ========
LIABILITIES AND SHARE-
 HOLDERS' EQUITY
LIABILITIES
Current liabilities
 Notes payable to
  banks.................    $ 13,722      $   534      $   --     $1,066    $(1,066)(4)       $  7,601
                                                                             (6,655)(5)
 Current portion of
  long-term debt........       3,681          940          --        300       (300)(4)          4,621
 Accounts payable.......      39,415        5,477         839      1,180                        46,911
 Accrued liabilities....      20,167        4,042       1,599         --     (1,203)(2)         24,605
 Accrued reorganization
  and acquisition
  expenses..............       9,746           --          --         --                         9,746
 Accrued payroll and
  related expenses......      22,560        3,638          59         --                        26,257
 Income taxes payable...       1,090        1,284          17         --                         2,391
 Deferred income taxes..         461          286          --         --      1,049 (1)          1,796
                            --------      -------      ------     ------    -------           --------
  Total current liabili-
   ties.................     110,842       16,201       2,514      2,546     (8,175)           123,928
Long-term debt, less
 current portion........       3,360        2,371          --         --                         5,731
Bank debt, less current
 portion................       6,000           --          --         --     74,809 (4,5)       80,809
Senior subordinated
 notes..................      88,530           --          --        107       (107)(4)         88,530
Deferred income taxes...       4,990           --          --         --        735 (1)          5,725
                                                                             (1,086)(1)
Other liabilities.......      10,886        1,086          --        125       (125)(4)         10,886
                            --------      -------      ------     ------    -------           --------
  Total liabilities.....     224,608       19,658       2,514      2,778     66,051            315,609
SHAREHOLDERS' EQUITY
Parent company invest-
 ment...................          --       31,982       1,298       (184)   (33,096)(1)             --
Common stock............         218           --          --         --         20 (6)            238
Additional paid-in capi-
 tal....................     206,412           --          --         --     58,380 (6)        264,792
Equity participation
 loans..................        (421)          --          --         --                          (421)
Accumulated deficit.....     (17,993)          --          --         --     (7,731)(7)        (25,724)
Cumulative foreign
 currency adjustments...       4,025           --          --         --                         4,025
                            --------      -------      ------     ------    -------           --------
  Total shareholders'
   equity/parent company
   investment...........     192,241       31,982       1,298       (184)    17,573            242,910
                            --------      -------      ------     ------    -------           --------
  Total liabilities and
   shareholders'
   equity...............    $416,849      $51,640      $3,812     $2,594    $83,624           $558,519
                            ========      =======      ======     ======    =======           ========

- --------

(i) The financial information with respect to AO Singapore is derived from unaudited internal financial data provided to the Company by AOC. This information has not been independently reviewed or audited by the Company or an independent accounting firm.

(ii) The financial information with respect to Neolens is based on unaudited financial statements provided to the Company by Neolens. This information has not been independently reviewed or audited by the Company or an independent accounting firm.

                         SOLA INTERNATIONAL INC.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

                              MARCH 31, 1996

  The pro forma condensed combined balance sheet gives effect to the following pro forma adjustments:

  (1)The AO Acquisition and the Neolens Acquisition will be accounted for as purchases pursuant to APB Opinion No. 16, "Business Combinations." The respective purchase prices will be allocated to the assets and liabilities of the acquired businesses based on their relative fair values. Such allocations are subject to final determination based on valuations and other studies that are not yet completed. The final values may differ from those set forth below.

                                                            NEOLENS
                                           AO ACQUISITION ACQUISITION  TOTAL
                                           -------------- ----------- --------
                                                     (IN THOUSANDS)
Estimated purchase price.................     $107,000      $13,000   $120,000
Acquisition expenses.....................        2,500          565      3,065
                                              --------      -------   --------
  TOTAL ESTIMATED ACQUISITION COST.......     $109,500      $13,565   $123,065
                                              ========      =======   ========
Historical net book value at March 31,
 1996....................................     $ 33,280      $  (184)  $ 33,096
Elimination of certain assets and liabil-
 ities as per the agreement:
 Elimination of U.S. cash balance........          (32)         --         (32)
 Elimination of U.S. Benefit Plan liabil-
  ities not assumed......................        1,086          --       1,086
 Elimination of current and deferred tax
  liabilities in the U.S. (a)............         (221)         --        (221)
                                              --------      -------   --------
  ADJUSTED BOOK VALUE ACQUIRED...........       34,113         (184)    33,929
Write-up of inventories (b)..............        7,000          --       7,000
Write-up of property, plant and equip-
 ment....................................          616          --         616
Goodwill.................................       58,086       13,749     71,835
In-process research and development......        6,500          --       6,500
Non-compete agreement....................        1,500          --       1,500
Net deferred tax effects of certain of
 the above purchase accounting
 adjustments (c).........................        1,685          --       1,685
                                              --------      -------   --------
                                              $109,500      $13,565   $123,065
                                              ========      =======   ========

- --------

(a) The Company will be able to write-up the AO U.S. assets acquired, including goodwill, for income tax purposes and accordingly, there will be no initial differences between the tax bases and the fair values of the U.S. assets upon acquisition. This will result in the elimination of the following deferred tax amounts (in thousands):

      Long term deferred tax asset...................................... $(252)
      Current deferred tax liability....................................    31
                                                                         -----
                                                                         $(221)
                                                                         =====

(b) The Company will write-up the value of certain AO inventory accounts in connection with the purchase price allocation. The majority of this write-up will be charged to cost of goods sold in fiscal 1997. This one-time charge has not been reflected in the accompanying unaudited pro forma condensed combined statement of operations due to its unusual, non-recurring nature.

(c) Represents the deferred tax liability relating to the inventory and property and equipment write-ups at the foreign locations for which there is no change in tax basis, net of a deferred tax asset recognized in connection with the in-process research and development charge. The net deferred tax effect was calculated as follows (in thousands):

     Current deferred tax liability relating to inventory write-up...  $(1,335)
     Long term deferred tax liability relating to property, plant and
      equipment write-up.............................................     (480)
     Deferred tax asset relating to in-process research and develop-
      ment...........................................................    3,500
                                                                       -------
                                                                       $ 1,685
                                                                       =======

                         SOLA INTERNATIONAL INC.

                              MARCH 31, 1996


  (2)Under the terms of the AO Acquisition, the Company will acquire substantially all of AO Singapore's ophthalmic operations, which are separately disclosed in the above unaudited pro forma condensed combined balance sheet. Intercompany accounts reflected on the historical balance sheets have been eliminated.

  (3)Represents expenses incurred in connection with entering into the New Credit Agreement, estimated at $0.9 million, offset by the write-off of Neolens deferred bank issue expenses of $0.2 million. The existing Neolens bank credit agreement will be repaid in full in connection with the Neolens Acquisition.

  (4)Represents borrowings of Neolens which will be replaced by bank borrowings under the New Credit Agreement after the Neolens Acquisition.

  (5)Represents borrowings of $52 million under the New Credit Agreement used to partially fund the AO Acquisition, and borrowings of $14.5 million under the New Credit Agreement used to fund the Neolens Acquisition. In addition, $8.3 million of borrowings under the New Credit Agreement are assumed to replace certain foreign currency borrowings of the Company ($6.7 million) and certain obligations of Neolens ($1.6 million).

  (6)Represents the issuance of approximately $62 million of Common Stock by the Company in the Offering with net cash proceeds of $58.4 million.

  (7)In accordance with generally accepted accounting principles, the Company will allocate a portion of the AO purchase price to in-process research and development and immediately write-off an estimated $10.0 million ($6.5 million net of income taxes of $3.5 million) of in-process research and development of AO as a charge to operations upon consummation of the AO Acquisition. This will result in a corresponding charge to retained earnings. This one-time charge is reflected in the unaudited pro forma condensed combined balance sheet but not in the unaudited pro forma condensed combined statement of operations due to its unusual, non-recurring nature.

                         SOLA INTERNATIONAL INC.

      UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                     FISCAL YEAR ENDED MARCH 31, 1996

                  (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The unaudited pro forma condensed combined statement of operations information has been prepared by combining the historical consolidated statement of operations of the Company for the fiscal year ended March 29, 1996 with (i) the historical combined statement of operations of the Worldwide Ophthalmic Group of American Optical Corporation for the fiscal year ended March 31, 1996, (ii) the historical statement of operations of AO Singapore for the year ended March 31, 1996 and (iii) the historical statement of operations of Neolens for the twelve months ended January 31, 1996 and gives effect to the pro forma adjustments as described in the notes hereto.

                              SOLA       AMERICAN
                          INTERNATIONAL   OPTICAL        AO      NEOLENS,                    PRO FORMA
                              INC.      CORPORATION SINGAPORE(I) INC.(II)  ADJUSTMENTS       COMBINED
                          ------------- ----------- ------------ --------  -----------       ---------
Net sales...............    $387,709      $81,623      $5,440    $ 2,441     $(2,641)(1)     $474,572
Technology revenue......          --        1,450          --         --                        1,450
                            --------      -------      ------    -------     -------         --------
 Total revenue..........     387,709       83,073       5,440      2,441      (2,641)         476,022
                                                                              (2,641)(1)
Cost of sales...........     201,991       48,220       4,576      2,512          77 (2)      254,735
                            --------      -------      ------    -------     -------         --------
 Gross profit...........     185,718       34,853         864        (71)        (77)         221,287
Research and development
 expenses...............      13,329        1,146          --        234                       14,709
Selling and marketing
 expenses...............      66,345       13,755         816        239                       81,155
                                                                               2,002 (3)
General and
 administrative
 expenses...............      45,291        6,242         657      1,008         300 (4)       55,500
                            --------      -------      ------    -------     -------         --------
 Operating expenses.....     124,965       21,143       1,473      1,481       2,302          151,364
                            --------      -------      ------    -------     -------         --------
 Operating income.......      60,753       13,710        (609)    (1,552)     (2,379)          69,923
Corporate allocation....          --       (1,235)         --         --       1,235 (5)           --
Interest expense, net...     (12,141)        (172)         12       (324)     (3,908)(6)      (16,533)
                            --------      -------      ------    -------     -------         --------
 Income before provision
  for income taxes,
  minority interest and
  extraordinary item....      48,612       12,303        (597)    (1,876)     (5,052)          53,390
Provision for income
 taxes..................      13,623        3,768        (413)        --      (1,887)(7)       15,091
Minority interest.......        (401)          --          --         --                         (401)
                            --------      -------      ------    -------     -------         --------
 Income (loss) before
  extraordinary item....    $ 34,588      $ 8,535      $ (184)   $(1,876)    $(3,165)        $ 37,898
                            ========      =======      ======    =======     =======         ========
 Earnings per share
  before extraordinary
  item..................    $   1.51                                                         $   1.52
                            ========                                                         ========
 Weighted average number
  of shares
  outstanding...........      22,944                                           2,000 (8)       24,944
                            ========                                         =======     === ========

- --------

(i) The financial information with respect to AO Singapore is derived from unaudited internal financial data provided to the Company by AOC. This information has not been independently reviewed or audited by the Company or an independent accounting firm.

(ii) The financial information with respect to Neolens is based on unaudited financial statements provided to the Company by Neolens. This information has not been independently reviewed or audited by the Company or an independent accounting firm.

                         SOLA INTERNATIONAL INC.

 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

                     FISCAL YEAR ENDED MARCH 31, 1996

  The pro forma condensed combined statement of operations gives effect to the following pro forma adjustments:

  (1)Under the terms of the AO Acquisition, the Company will acquire substantially all of AO's Singapore ophthalmic operations, which are separately disclosed in the above unaudited pro forma condensed combined statement of operations. During the year ended March 29, 1996, AO recorded net sales of $1.4 million to the AO Singapore operation, which are included in the historical financial statements used in the unaudited pro forma condensed combined statement of operations. The pro forma adjustments eliminate the AO sales to AO Singapore. In addition, Neolens recorded sales of $1.2 million to Sola during the twelve months ended January 31, 1996. The pro forma adjustments eliminate the Neolens sales to Sola.

  (2)Represents amortization of the write-up of property, plant and equipment over an estimate of its composite useful life. Amortization of the property, plant and equipment write-up has been allocated to cost of sales as the most significant write-ups relate to laboratory assets in France and manufacturing assets in Mexico. The composite useful life assumed in these pro forma financial statements is eight years.

  (3)Represents the amortization of goodwill and other intangible assets arising upon the AO Acquisition and the Neolens Acquisition, over 40 years for goodwill, and over seven years for the non-compete agreement (in accordance with the terms of the Purchase Agreement), reflecting an estimate of the amortizable lives of such intangibles.

                                                                 (IN THOUSANDS)
     Amortization of goodwill................................... $        1,787
     Amortization of non-compete agreement......................            215
                                                                 --------------
     Total amortization......................................... $        2,002
                                                                 ==============

  (4)Reflects the Company's estimate of additional general and administrative expenses that will be incurred after the AO Acquisition. The estimated costs relate primarily to expenditures on treasury, legal and tax and accounting expenses.

  (5)Reflects the reversal of $1.2 million of corporate allocations from AOC, which will not continue after the AO Acquisition. The corporate allocations include legal, financial and administrative services primarily provided by AOC.

  (6)Represents the additional interest expense for the fiscal year ended March 31, 1996 that would have been incurred had the AO Acquisition, the Neolens Acquisition and the Offering taken place on April 1, 1995 computed as follows (in thousands):

     Reduction in interest expense due to reduced interest rate under the New Credit Agreement.........................................  $ (169)
     Reduction in interest expense incurred by Neolens when converted to
      New Credit Agreement.............................................    (233)
     Interest expense on increased borrowings of $66.5 million at 6.94%
      per annum........................................................   4,615
     Interest expense savings on additional borrowings of $66.5 million
      due to reduced interest rate under New Credit Agreement..........    (499)
     Amortization of bank issue expenses over the life of the New
      Credit Agreement
      (three to five years) ...........................................     194
                                                                         ------
     Change in interest expense........................................  $3,908
                                                                         ======

                         SOLA INTERNATIONAL INC.

   NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS--
                               (CONTINUED)

                     FISCAL YEAR ENDED MARCH 31, 1996

  A change of 1/4% in the interest rate payable on the outstanding balance under the New Credit Agreement would change annual interest expense by approximately $0.2 million before the effect of income taxes.

  (7)Adjustment to reflect income tax effects assuming a combined state and federal effective income tax rate of 35% for the companies acquired in the AO Acquisition and the Neolens Acquisition. Interest payments on the acquisition debt will be funded, in part, through interest received from the AO subsidiaries that is attributable to that portion of acquisition debt which can be allocated to foreign subsidiaries and through dividends remitted from its subsidiaries. The Company anticipates that withholding taxes will be paid on certain interest and dividend income on remittance to the Company and that the deductibility of such taxes through foreign tax credits will be subject to certain limitations. In addition, the AO and Neolens historical tax charges in their statements of operations have benefitted from tax NOL's in certain jurisdictions. Following the acquisition any benefit from such NOL's will be charged directly to goodwill.

  (8)Adjustment to reflect the issuance of 2.0 million shares of Common Stock in the Offering.

                           SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock (i) immediately prior to the Offering and (ii) as adjusted to reflect the sale of the shares of Common Stock pursuant to the Offering by each Selling Stockholder participating in the Offering. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, except to the extent such power may be shared with a spouse.

                          SHARES BENEFICIALLY              SHARES BENEFICIALLY
                            OWNED PRIOR TO                     OWNED AFTER
                             THE OFFERING                      THE OFFERING
                          ---------------------            --------------------
                                                  NUMBER
                                                 OF SHARES
NAME                      NUMBER(1)    PERCENT    OFFERED  NUMBER(1) PERCENT(2)
- ----                      ------------ --------  --------- --------- ----------
SELLING STOCKHOLDERS:
 AEA Investors Inc. .....      355,278      1.6%  355,278       --      --
 13 other Selling Stock-
 holders, each of whom is
 selling less than 50,000
 shares in the Offering
 or will beneficially own
 less than 1% of the out-
 standing Common Stock
 after the Offering......    1,118,708      5.1%  450,137   668,571     2.8%

- --------

(1) Based on 21,797,168 shares of Common Stock outstanding prior to the Offering and 23,797,168 shares of Common Stock outstanding after the Offering.

(2) Assumes no exercise of the Underwriters' over-allotment option.

                         DESCRIPTION OF CAPITAL STOCK

  The following brief description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Restated Certificate of Incorporation and the By-Laws, copies of which have been filed with the Securities and Exchange Commission (the "Commission").

  The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). All outstanding shares of Common Stock are validly issued, fully paid and nonassessable. No shares of Preferred Stock are issued and outstanding.

COMMON STOCK

  Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the Company's stockholders, including the election of directors. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the holders of the remaining shares will not be able to elect any directors.

  Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor, after payment of dividends required to be paid on outstanding Preferred Stock, if any, and subject to the terms of the agreements governing the Company's long-term debt. See "Price Range of Common Stock and Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock then outstanding, if any.

  The Common Stock has no preemptive, conversion or redemption rights and is not subject to further calls or assessments by the Company.

PREFERRED STOCK

  The Board of Directors of the Company is authorized without further stockholder action to provide for the issuance from time to time of up to 5,000,000 shares of Preferred Stock, in one or more classes or series, with such powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as will be set forth in the resolutions providing for the issue of such classes or series of Preferred Stock adopted by the Board of Directors of the Company. The holders of Preferred Stock will have no preemptive rights (unless otherwise provided in the applicable resolutions or certificate of designation) and will not be subject to future assessments by the Company. Such Preferred Stock may have voting or other rights which could adversely affect the rights of holders of the Common Stock. In addition, the issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock.

CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Restated Certificate of Incorporation, the By-Laws and Delaware Law contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise.

 Advance Notice Provisions for Stockholder Nominations and Stockholder
Proposals

  The By-Laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or to bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

  The Stockholder Notice Procedure provides that only persons who are nominated by, or at the direction of, the Company's Board of Directors, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been specified in the notice of the meeting given by, or at the direction of, the Company's Board of Directors (or any duly authorized committee thereof) or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting.

  Under the Stockholder Notice Procedure, for notice of stockholder nominations to be made or business to be conducted at an annual meeting to be timely, such notice must be received by the Company not less than 60 days nor more than 90 days prior to the date of the annual meeting or, in the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, not later than the close of business on the tenth day following the day on which such notice was mailed or such public disclosure was made, whichever first occurs. Under the Stockholder Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not later than the close of business on the tenth day following the day on which such notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

  In addition, under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate a person for election as a director or conduct certain business at an annual meeting must contain certain specified information. If the Chairman of the Board of Directors presiding at a meeting determines that a person was not nominated or other business was not brought before the meeting in accordance with the Stockholder

Notice Procedure, such person will not be eligible for election as a director or such business will not be conducted at such meeting, as the case may be.

 Director's Liability

  The Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware Law as it currently exists, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware Law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Restated Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Restated Certificate of Incorporation provides that the Company shall indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware Law. The By-Laws provide additional indemnification for the directors and officers of the Company.

 Section 203 of Delaware Law

  The Company is a Delaware corporation and is subject to Section 203 of Delaware Law. In general, Section 203 prevents an "interested stockholder" (defined as a person who, together with affiliates and associates, beneficially owns (or within three years, did beneficially own) 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the "interested stockholder." A "business combination" generally includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholder."

   CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF
                               COMMON STOCK

  The following discussion concerns the material United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock applicable to Non-U.S. Holders of such shares of Common Stock. In general, a "Non-U.S. Holder" is any holder of Common Stock other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any State or (iii) any estate or trust whose income is includible in gross income for United States federal income tax purposes regardless of its source. The discussion is based on current law, which is subject to change, possibly with retroactive effect, and is for general information only. The discussion does not address all aspects of federal income and estate taxation nor any aspects of state, local or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers or certain U.S. expatriates). Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and non-U.S. income and other tax consequences of holding and disposing of shares of Common Stock.

  An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to tax as if they were U.S. citizens.

DIVIDENDS

  In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or lower rate as may be prescribed by an applicable tax treaty) unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Dividends effectively connected with such a trade or business will generally not be subject to withholding tax (if the Non-U.S. Holder properly files an executed IRS Form 4224 with the payor of the dividend) and will generally be subject to United States federal income tax on a net income basis at regular graduated rates. In the case of a Non-U.S. Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits at a 30%
rate). The branch profits tax may not apply or may apply at a reduced rate if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed, under the current Treasury regulations, to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted. Proposed Treasury regulations, if finally adopted, however, would require Non-U.S. Holders to satisfy certain certification and other requirements to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service. The Company must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides.

SALE OF COMMON STOCK

  Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, if a tax treaty applies, is attributable to a permanent establishment maintained by a Non-U.S. Holder in the United States (in either case the branch profits tax described above may also apply to a corporate Non-U.S. Holder); (ii) the Non-U.S. Holder is an individual who holds the shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and either (a) such Non-U.S. Holder has a "tax home," for federal income tax purposes, in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign income tax equal to at least 10%), or (b) the gain from the disposition is attributed to an office or other fixed place of business maintained by such non-U.S. Holder in the United States; or (iii) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time during the five year period ending on the date of disposition (or such shorter period that such shares were held) and, subject to certain exceptions, the Non-U.S. Holder held, directly or constructively, more than five percent of the Common Stock.

ESTATE TAX

  Shares of Common Stock owned or treated as owned by an individual who is a Non-U.S. Holder at the time of death will be includible in the individual's gross estate for the United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  Under current United States federal income tax law, backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain required information) and information reporting requirements apply to payments of dividends (actual and constructive) made to certain non-corporate United States persons. The United States backup withholding tax and information reporting requirements (other than those described above under "--Dividends") will generally not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. However, backup withholding and information reporting generally will apply to dividends paid on shares of Common Stock to addresses in the United States to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

  The payment of the proceeds from the disposition of shares of Common Stock through the United States office of a broker will be subject to information reporting and backup withholding unless the holder, under penalties or perjury, certifies, among other things, its status as a Non-U.S. Holder, or otherwise establishes an exemption. Generally, the payment of the proceeds from the disposition of shares of Common Stock to or through a non-U.S. office of a non-U.S. broker will not be subject to backup withholding and will not be subject to information reporting. In the case of the payment of proceeds from the disposition of shares of Common Stock through a non-U.S. office of a broker that is a U.S. person or a "U.S.-related person," existing regulations require information reporting (but not backup withholding) on the payment unless the broker receives a statement from the owner, signed under penalties of perjury, certifying, among other things, its status as a Non-U.S. Holder, or the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no actual knowledge to the contrary. Proposed regulations state that backup withholding will not apply to such payments (absent actual knowledge that the payee is a U.S. person). For this purpose, a "U.S.-related person" is (i) a "controlled foreign corporation" for United States federal income tax purposes or (ii) a foreign person, 50% or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment (or for such part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a United States trade or business.

  Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the United States Internal Revenue Service. The backup withholding and information reporting rules are currently under review by the U.S. Treasury Department and their application to the shares of Common Stock is subject to change.

  Non-U.S. Holders should consult their tax advisors regarding the application of these rules to their particular situations, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available.

                               UNDERWRITERS

  Under the terms and subject to the conditions in the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below have severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to them, the respective number of shares of the Common Stock set forth opposite the names of such Underwriters below:

                                                                       NUMBER OF
          UNDERWRITER                                                   SHARES
          -----------                                                  ---------
     Morgan Stanley & Co. Incorporated................................
     Merrill Lynch, Pierce, Fenner & Smith
              Incorporated............................................
                                                                       ---------
          Total....................................................... 2,805,415
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those shares covered by the Underwriters' over-allotment option described below) if any such shares are taken.

  The Underwriters initially propose to offer part of the Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession
not in excess of $     a share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $     a share to other Underwriters or to certain dealers. After the initial offering of the Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

  Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable at any time for 30 days from the date of this Prospectus, to purchase up to 300,000 additional shares of Common Stock at the Price to Public set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

  The Company has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (b) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Common Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this Prospectus, other than (i) any shares of Common Stock sold by the Company upon the exercise of any option outstanding on the date of the Offering granted under the stock option plans of the Company existing at the closing of the Offering and (ii) the issuance of additional options to purchase 757,418 shares of Common Stock to employees of the Company pursuant to any stock option plans existing at the closing of the Offering (and the issuance of the shares of Common Stock issuable thereon). In addition the Company's executive officers have agreed, subject to certain limited exceptions, not to (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, or (b) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) of this sentence is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this Prospectus without the prior written consent of Morgan Stanley & Co. Incorporated.

  The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

  From time to time Morgan Stanley & Co. Incorporated and Merrill Lynch & Co. have provided, and continue to provide, investment banking services to the Company and its affiliates.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a Registration Statement (which term shall encompass any amendment thereto) on Form S-3 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Commission. The Registration Statement and the exhibits and schedules thereto filed by the Company with the Commission, as well as such reports, proxy statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located in the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Copies of such material are available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-13606) are incorporated herein by reference:

    (1) The Company's Annual Report on Form 10-K for the year ended March 31, 1996;

    (2) The Company's Current Reports on Form 8-K and Form 8-K/A, in each case dated May 6, 1996; and

    (3) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on January 20, 1995, as amended February 17, 1995.

  All other documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of the filing of such reports and documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to any person, including any beneficial owner of Common Stock, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all information incorporated by reference in this Prospectus, other than exhibits to such information (unless such exhibits are specifically incorporated by reference in such documents). Such requests should be directed to: Corporate Secretary, Sola International Inc., 2420 Sand Hill Road, Menlo Park, California 94025 (telephone (415) 324-6868).

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York, and for the Underwriters by Shearman & Sterling, New York, New York.

                                 EXPERTS

  The consolidated financial statements of the Company as of March 31, 1996 and 1995 and for the years ended March 31, 1996 and 1995 and for the four months ended March 31, 1994 and the combined financial statements of the Predecessor Business for the eight months ended November 30, 1993 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of the Worldwide Ophthalmic Group of American Optical Corporation at March 29, 1996 and March 31, 1995 and for the years ended March 29, 1996 and March 31, 1995 included in the Current Report (Form 8-K/A) dated May 6, 1996 of Sola International Inc., and incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          SOLA INTERNATIONAL INC.

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Ernst & Young LLP, Independent Auditors........................   F-2
Consolidated Balance Sheets as of March 31, 1996 and 1995................   F-3
Consolidated Statements of Operations for the years ended March 31, 1996
 and 1995 and for the four months ended March 31, 1994...................   F-4
Combined Statement of Operations for the eight months ended November 30,
 1993....................................................................   F-4
Consolidated Statements of Shareholders' Equity for the years ended March
 31, 1996 and 1995 and for the four months ended March 31, 1994..........   F-5
Combined Statement of Parent Company Investment for the eight months
 ended November 30, 1993.................................................   F-6
Consolidated Statements of Cash Flows for the years ended March 31, 1996
 and 1995 and for the four months ended March 31, 1994...................   F-7
Combined Statement of Cash Flows for the eight months ended November 30,
 1993....................................................................   F-7
Notes to Consolidated Financial Statements...............................   F-8
Quarterly Financial Data (unaudited).....................................  F-26

            REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders

Sola International Inc.

  We have audited the accompanying consolidated balance sheets of Sola International Inc. as of March 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended March 31, 1996 and 1995 and for the four months ended March 31, 1994. We have also audited the combined statements of operations, cash flows, and parent company investment of the Predecessor Business for the period from April 1, 1993 to November 30, 1993. These consolidated and combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sola International Inc. as of March 31, 1996 and 1995, and the results of its operations and its cash flows for the years ended March 31, 1996 and 1995 and for the four months ended March 31, 1994, in conformity with generally accepted accounting principles. Also in our opinion, the combined financial statements of the Predecessor Business referred to above present fairly, in all material respects, the results of its operations and its cash flows for the period April 1, 1993 to November 30, 1993 in conformity with generally accepted accounting principles.

                                                         ERNST & YOUNG LLP

Palo Alto, California

May 6, 1996

                          SOLA INTERNATIONAL INC.

                        CONSOLIDATED BALANCE SHEETS

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                MARCH 31,
                                                            ------------------
                          ASSETS                              1996      1995
                          ------                            --------  --------
Current assets:
  Cash and cash equivalents...............................  $ 22,394  $ 16,148
  Trade accounts receivable, less allowance for doubtful
   accounts of $5,424 and $2,854 at March 31, 1996 and
   1995, respectively.....................................    74,845    69,672
  Inventories.............................................   100,707    85,676
  Deferred income taxes...................................     7,491     7,548
  Prepaids and other current assets.......................     1,861     2,019
    Total current assets..................................   207,298   181,063
                                                            --------  --------
Property, plant and equipment, at cost, less accumulated
 depreciation and amortization............................    79,582    71,432
Deferred income taxes.....................................     6,800     4,763
Debt issuance costs, net..................................     1,907     2,613
Goodwill and other intangibles, net.......................   120,352   122,356
Other assets..............................................       910     1,230
                                                            --------  --------
    Total assets..........................................  $416,849  $383,457
                                                            ========  ========
           LIABILITIES AND SHAREHOLDERS' EQUITY
           ------------------------------------
Liabilities
Current liabilities:
  Notes payable to banks..................................  $ 13,722  $  7,291
  Current portion of long-term debt.......................     3,681     3,787
  Accounts payable........................................    39,415    28,190
  Accrued liabilities.....................................    20,167    22,042
  Accrued reorganization and acquisition expenses.........     9,746    13,856
  Accrued payroll and related compensation................    22,560    26,157
  Income taxes payable....................................     1,090       855
  Deferred income taxes...................................       461     2,290
                                                            --------  --------
    Total current liabilities.............................   110,842   104,468
Long-term debt, less current portion......................     3,360     3,741
Bank debt, less current portion...........................     6,000       --
Senior subordinated notes.................................    88,530   103,666
Deferred income taxes.....................................     4,990       986
Other liabilities.........................................    10,886    11,153
                                                            --------  --------
    Total liabilities.....................................   224,608   224,014
Commitments and contingencies.............................       --        --
Shareholders' equity......................................       --        --
Preferred stock, $0.01 par value; 5,000 shares authorized;
 no shares issued.........................................       --        --
Common stock, $0.01 par value; 50,000 shares authorized;
 21,797 shares (21,780 shares as of March 31, 1995) issued
 and outstanding..........................................       218       218
Additional paid-in capital................................   206,412   206,353
Equity participation loans................................      (421)   (1,095)
Accumulated deficit.......................................   (17,993)  (51,669)
Cumulative foreign currency adjustments...................     4,025     5,636
                                                            --------  --------
    Total shareholders' equity............................   192,241   159,443
                                                            --------  --------
    Total liabilities and shareholders' equity............  $416,849  $383,457
                                                            ========  ========

The accompanying notes are an integral part of these financial statements.

                          SOLA INTERNATIONAL INC.

                   CONSOLIDATED STATEMENTS OF OPERATIONS

           PREDECESSOR BUSINESS COMBINED STATEMENT OF OPERATIONS

                     (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  PREDECESSOR
                                     SOLA INTERNATIONAL INC.        BUSINESS
                                --------------------------------- ------------
                                                      FOUR MONTHS EIGHT MONTHS
                                YEAR ENDED YEAR ENDED    ENDED       ENDED
                                MARCH 31,  MARCH 31,   MARCH 31,  NOVEMBER 30,
                                   1996       1995       1994         1993
                                ---------- ---------- ----------- ------------
Net sales......................  $387,709   $345,631   $106,030     $200,025
Cost of sales..................   201,991    185,626     93,428      115,319
                                 --------   --------   --------     --------
 Gross profit..................   185,718    160,005     12,602       84,706
                                 --------   --------   --------     --------
Research and development ex-
 penses........................    13,329     14,051      3,877        7,246
Selling and marketing ex-
 penses........................    66,345     61,143     19,146       33,483
General and administrative ex-
 penses........................    45,291     45,067     10,584       23,438
In-process research and devel-
 opment expense................       --         --      40,000          --
                                 --------   --------   --------     --------
 Operating expenses............   124,965    120,261     73,607       64,167
                                 --------   --------   --------     --------
  Operating income (loss)......    60,753     39,744    (61,005)      20,539
Interest income................       544        470         67          149
Interest expense...............   (12,685)   (18,992)    (6,227)      (3,220)
Foreign currency adjustments...       --         --        (167)        (478)
                                 --------   --------   --------     --------
 Income (loss) before provi-
   sion (benefit) for income
   taxes, minority interest
   and extraordinary item......    48,612     21,222    (67,332)      16,990
Provision (benefit) for income
 taxes.........................    13,623      6,649     (6,194)       5,833
Minority interest..............      (401)      (933)      (256)        (408)
                                 --------   --------   --------     --------
  Income (loss) before extraor-
   dinary item.................    34,588     13,640    (61,394)      10,749
Extraordinary item, repurchase
 of senior subordinated notes
 (1995--write-off of debt issu-
 ance costs), net of tax.......      (912)    (3,915)       --           --
                                 --------   --------   --------     --------
Net income (loss)..............  $ 33,676   $  9,725   $(61,394)    $ 10,749
                                 ========   ========   ========     ========
Earnings (loss) per share:
  Income (loss) before extraor-
   dinary item.................  $   1.51   $   0.78   $  (3.75)
  Extraordinary item...........     (0.04)     (0.22)       --
                                 --------   --------   --------
  Net income (loss)............  $   1.47   $   0.56   $  (3.75)
                                 ========   ========   ========
Weighted average number of
 shares outstanding............    22,944     17,516     16,353
                                 ========   ========   ========

The accompanying notes are an integral part of these financial statements.

                          SOLA INTERNATIONAL INC.

              CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                 CURRENCY
                                                                                  FOREIGN
                            COMMON STOCK   ADDITIONAL    EQUITY                  CURRENCY       TOTAL
                          ----------------  PAID-IN   PARTICIPATION ACCUMULATED TRANSLATION SHAREHOLDERS'
                          (SHARES) (VALUE)  CAPITAL       LOANS       DEFICIT   ADJUSTMENTS    EQUITY
                          -------- ------- ---------- ------------- ----------- ----------- -------------
16,319 shares of $0.01
 par value common stock
 issued on December 1,
 1993 for cash and eq-
 uity participation
 loans (restated).......   16,319   $163    $124,779     $(1,304)                             $123,638
Cumulative translation
 adjustments............                                                          $1,251         1,251
Net loss................                                             $(61,394)                 (61,394)
                           ------   ----    --------     -------     --------     ------      --------
Balances, March 31, 1994
 (restated).............   16,319    163     124,779      (1,304)     (61,394)     1,251        63,495
58 shares of $0.01 par
 value common stock is-
 sued for cash and Eq-
 uity participation
 loans..................       58      1         447         (86)                                  362
Repayment of Equity par-
 ticipation loans.......                                     295                                   295
Initial Public Offering
 of 5,403 shares of
 $0.01 par value common
 stock, net of
 offering expenses......    5,403     54      81,127                                            81,181
Cumulative translation
 adjustments............                                                           4,385         4,385
Net income..............                                                9,725                    9,725
                           ------   ----    --------     -------     --------     ------      --------
Balances, March 31,
 1995...................   21,780    218     206,353      (1,095)     (51,669)     5,636       159,443
17 shares of $0.01 par
 value common stock is-
 sued under stock option
 plans..................       17                 59                                                59
Repayment of Equity par-
 ticipation loans.......                                     674                                   674
Cumulative translation
 adjustments............                                                          (1,611)       (1,611)
Net income..............                                               33,676                   33,676
                           ------   ----    --------     -------     --------     ------      --------
Balances, March 31,
 1996...................   21,797   $218    $206,412     $  (421)    $(17,993)    $4,025      $192,241
                           ======   ====    ========     =======     ========     ======      ========

The accompanying notes are an integral part of these financial statements.

                          SOLA INTERNATIONAL INC.

                PREDECESSOR BUSINESS COMBINED STATEMENT OF

                         PARENT COMPANY INVESTMENT

                              (IN THOUSANDS)

PARENT COMPANY INVESTMENT

Balances, April 1, 1993............................................... $117,129
  Net income..........................................................   10,749
  Net change in cumulative translation adjustments....................   (2,546)
  Dividends declared..................................................   (1,046)
  Net change in parent company investment.............................    5,868
                                                                       --------
Balances, November 30, 1993........................................... $130,154
                                                                       ========

The accompanying notes are an integral part of these financial statements.

                          SOLA INTERNATIONAL INC.

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

           PREDECESSOR BUSINESS COMBINED STATEMENT OF CASH FLOW

                              (IN THOUSANDS)

                               SOLA INTERNATIONAL INC.      PREDECESSOR BUSINESS
                          --------------------------------- --------------------
                                                FOUR MONTHS
                                                   ENDED        EIGHT MONTHS
                          YEAR ENDED YEAR ENDED  MARCH 31,         ENDED
                          MARCH 31,  MARCH 31,     1994         NOVEMBER 30,
                             1996       1995    (RESTATED)          1993
                          ---------- ---------- ----------- --------------------
Cash flows from operat-
 ing activities:
Net income (loss).......   $33,676    $ 9,725    $(61,394)        $10,749
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating ac-
 tivities:
Depreciation and amorti-
 zation.................    17,247     20,981       5,992           7,017
Inventory write-up......       --         --       32,905             --
In-process research and
 development............       --         --       40,000             --
Provision for excess and
 obsolete inventory.....     1,090      1,981         604           1,204
Provision for doubtful
 accounts...............     2,846      2,442         412           1,223
Increase (decrease) in
 net deferred taxes.....     1,657     (1,404)     (3,522)              6
(Gain) loss on
 disposal/sale of prop-
 erty, plant and equip-
 ment...................       (73)        20         --              (22)
Changes in assets and
 liabilities:
 Trade accounts receiv-
  able..................   (10,883)    (8,941)     (5,265)         (2,994)
 Inventories............   (16,222)    (4,405)      6,254         (11,441)
 Prepaids and other
  current assets........       127       (318)        545            (912)
 Other assets...........       394       (151)        800             276
 Accounts payable--
  trade.................    10,010     (3,183)      6,150          (9,207)
 Accounts payable--
  Pilkington and affil-
  iates.................       --         --       (1,705)            294
 Accrued and other cur-
  rent liabilities......    (9,750)     2,657         298           1,417
 Other long-term lia-
  bilities..............       643       (950)          8           1,005
                           -------    -------    --------         -------
   Net cash provided by
    (used in) operating
    activities..........    30,762     18,454      22,082          (1,385)
                           -------    -------    --------         -------
Cash flows from invest-
 ing activities:
Acquisition of Sola
 Group, less cash and
 cash equivalents
 of $7,117..............       --         --     (304,316)            --
Additional investment in
 Venezuela subsidiary...    (3,561)       --          --              --
Capital expenditures....   (17,580)   (11,588)     (4,309)         (6,271)
Payments received on
 notes receivable from
 Pilkington
 and affiliates.........     1,585      1,200         --              --
Proceeds from sale of
 fixed assets...........       585        550         210             161
                           -------    -------    --------         -------
   Net cash used in in-
    vesting activities..   (18,971)    (9,838)   (308,415)         (6,110)
                           -------    -------    --------         -------
Cash flows from financ-
 ing activities:
Proceeds from acquisi-
 tion debt..............       --         --      187,737             --
Sale of common stock....       --      81,838     123,638             --
Payments on equity par-
 ticipation
 loans/exercise of stock
 options................       733        --          --              --
Net receipts (payments)
 under notes payable to
 banks..................     6,785        396      (4,290)            421
Decrease in notes pay-
 able to Pilkington and
 affiliates.............       --         --          --            4,340
Borrowings on long-term
 debt...................     1,297      7,382       2,495           2,966
Payments on long-term
 debt...................    (1,735)   (11,487)     (5,973)         (3,907)
Net receipts (payments)
 under Bank debt........     6,000    (82,195)     (6,742)            --
Repurchase of senior
 subordinated notes.....   (17,766)
Dividends paid to par-
 ent....................       --         --          --           (4,562)
Net change in parent
 company investment.....       --         --          --            6,286
                           -------    -------    --------         -------
   Net cash provided by
    (used in) financing
    activities..........    (4,686)    (4,066)    296,865           5,544
                           -------    -------    --------         -------
Effect of exchange rate
 changes on cash and
 cash equivalents.......      (859)       913         153            (197)
                           -------    -------    --------         -------
Net increase (decrease)
 in cash and cash equiv-
 alents.................     6,246      5,463      10,685          (2,148)
Cash and cash equiva-
 lents at beginning of
 period.................    16,148     10,685         --            9,265
                           -------    -------    --------         -------
Cash and cash equiva-
 lents at end of peri-
 od.....................   $22,394    $16,148    $ 10,685         $ 7,117
                           =======    =======    ========         =======

The accompanying notes are an integral part of these financial statements.

                         SOLA INTERNATIONAL INC.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS AND BASIS OF PRESENTATION

  Sola International Inc. ("Company" or "SII") designs, manufactures and distributes a broad range of eyeglass lenses, primarily focusing on the fast growing plastic lens segment of the global market. All significant intercompany transactions have been eliminated in the accompanying consolidated and combined financial statements. The Company operates in one business segment.

  On October 5, 1995 the Company increased its investment in its Venezuela joint venture, Sola de Venezuela Industria Optica, C.A. ("Sola Venezuela"), from 45% to 80%, which was effective from March 31, 1995. In addition, in March 1996, the Company exercised its option to acquire the remaining 20% of the shares in Sola Venezuela. The purchase price for all the shares, including the 20% option, and acquisition expenses, amounted to approximately $3.6 million and was paid in cash, $2.0 million in October 1995, and $1.6 million in March 1996. In addition to the $1.6 million cash purchase price of the final 20% of Sola Venezuela, there will be a contingent payment, if any, based on the growth in the net income of Sola Venezuela in fiscal 1998 over the net income of Sola Venezuela in fiscal 1995. Under certain circumstances the contingent payment could be based on an earlier 12 month period. The acquisition has been accounted for under the purchase method of accounting.

  On February 23, 1995, Sola Holdings Inc. ("SHI"), SII's sole shareholder, was merged with and into Sola Investors Inc., SHI's parent, with Sola Investors Inc. being the surviving corporation. On the same day, Sola Investors Inc. merged with its then wholly owned subsidiary, Sola International Inc. with Sola International Inc. being the surviving corporation ("Merger" or "Mergers"). The simplified corporate structure was adopted to cause the Company's common stock to be more amenable to sale and trading in public equity markets. The Mergers have been treated as a reorganization of companies under common control and are accounted for similar to a pooling of interests for accounting and financial reporting purposes. The accompanying statements of shareholders' equity and cash flows for the four months ended March 31, 1994 have been restated for the effects of the Mergers. Sola Investors Inc. and Sola Holdings Inc. had no net income (loss) prior to the Mergers, thus the Mergers did not change previously reported consolidated net income (loss) of the Company.

  On December 1, 1993, the Company acquired the Sola business unit (the "Predecessor Business" or "Sola Group") of Pilkington plc ("Pilkington") pursuant to the terms of the Purchase Agreement (the "Purchase Agreement") dated September 1, 1993 between Sola Holdings Inc., and Pilkington (the "Acquisition"). The Acquisition has been accounted for under the purchase method of accounting as of the closing date.

  The accompanying consolidated and combined financial statements of the Company and the Predecessor Business have been prepared in accordance with U.S. generally accepted accounting principles. The Predecessor Business's financial statements presented herein include the results of operations and cash flows for the eight months ended November 30, 1993 as if the eyeglass operations existed as a corporation separate from Pilkington during the periods presented on a historical basis. The Company's financial statements presented herein include the results of operations and cash flows for fiscal 1996 and 1995 and for the four months ended March 31, 1994, and the balance sheets as of March 31, 1996 and 1995. The results of operations for the Company reflect the impact of interest expense on indebtedness related to the Acquisition and amortization and other expenses (inclusive of certain non-recurring charges) arising from purchase accounting adjustments and, therefore, the financial statements of the Company are not directly comparable to those of the Predecessor Business.

  The combined financial statements of the Predecessor Business include transactions with Pilkington for treasury functions, tax services, internal audit services and insurance costs. The Predecessor Business also had an agreement with Pilkington for use of technology and the Pilkington logo in which amounts totaling $1.0 million for the eight months ended November 30, 1993 have been treated as a dividend to Pilkington in the accompanying financial statements.

                         SOLA INTERNATIONAL INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation and Combination:

  The consolidated or combined financial statements include the accounts of the Company and its wholly-owned and controlled foreign subsidiaries. All significant transactions between the entities have been eliminated.

 Cash and Cash Equivalents:

  Cash equivalents consist primarily of short-term investments with an original maturity of three months or less, carried at cost which approximates market.

 Inventories:

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Property, Plant and Equipment:

  Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets (buildings--10 to 50 years; plant and office equipment--2 to 10 years). Leasehold improvements and leased equipment are amortized over the lesser of their useful lives or the remaining term of the related leases.

 Impact of recently issued accounting standards:

  In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be disposed of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amounts. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of fiscal 1997 and based on current circumstances does not believe the effect of adoption will be material.

 Intangible Assets:

  Intangible assets, including trademarks, patents and licenses, are stated at cost and amortized on a straight-line basis over their estimated useful lives of 2 to 17 years. Legal costs incurred by the Company in defending its patents are capitalized to patent costs and amortized over the remaining life of the patent. Goodwill is amortized over 40 years. As of March 31, 1996 and 1995 accumulated amortization was $7.3 million and $4.1 million, respectively.

  Debt issuance costs are being amortized to interest expense over the respective lives of the debt instruments which range from six to ten years. As of March 31, 1996 and 1995, accumulated amortization was $1.1 million and $1.3 million, respectively. As a result of repurchasing $19.9 million of the Company's 9 5/8% Senior Subordinated Notes in fiscal 1996 (see Note 8), the Company wrote off $0.4 million of debt issuance costs reflected on the statement of operations, together with the premium over accreted value, as an extraordinary item, net of tax. In fiscal 1995, associated with the Company's initial public offering ("IPO") (Note 9) and renegotiation of the Bank Credit Agreement (Note 7) the Company wrote off $3.9 million of debt issuance costs, net of related income tax benefit of zero, reflected on the statement of operations as an extraordinary item.

                         SOLA INTERNATIONAL INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

 Foreign Currency Translation:

  The assets and liabilities and revenue and expense accounts of the Company's foreign subsidiaries operating in non-highly inflationary economies have been translated using the exchange rate at the balance sheet date and the weighted average exchange rate for the period, respectively.

  The net effect of the translation of the accounts of the Company's subsidiaries has been included in equity as cumulative foreign currency translation adjustments. Adjustments that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in income as incurred and are not material.

  The Company has operations in Brazil, a hyper-inflationary country until recently, for which the functional currency is the U.S. dollar. All translation and transaction adjustments are included in determining net income
(loss). For fiscal 1996 and fiscal 1995 no translation adjustments were necessary. For the four months ended March 31, 1994 and the eight months ended November 30, 1993, foreign currency adjustments attributable to the Brazilian operation totaled $0.2 million and $0.5 million, respectively.

 Revenue Recognition:

  Sales and related cost of sales are recognized upon shipment of product. The Company's principal customers are wholesale distributors and processing laboratories, retail chains, superoptical retail stores, independent eyecare practitioners and sunglass manufacturers. No individual customer accounts for more than 10% of net sales. The Company generally does not require collateral from its customers, but performs on-going credit evaluations of its customers.

 Advertising and Promotion Costs:

  The Company's policy is to expense advertising and promotion costs as they are incurred. The Company's advertising and promotion expenses were approximately $9.4 million, $9.1 million, $2.1 million and $2.4 million for fiscal 1996, fiscal 1995, the four months ended March 31, 1994 and the eight months ended November 31, 1993, respectively.

 Income Taxes:

  The accompanying financial statements of the Company and the Predecessor Business reflect the provisions of FASB 109.

  Income taxes have been provided in the Predecessor Business statements of operations as if the Predecessor business was a separate taxable entity. Since the United States ("U.S.") and United Kingdom ("U.K.") operations within the Sola group were not separate taxable entities but were included in the consolidated income tax returns of other Pilkington group companies, the current provision for U.S. federal and state income taxes and for U.K. income taxes was assumed to be payable to Pilkington in the period presented. However, in accordance with the Pilkington tax allocation agreement with its U.S. and U.K. subsidiaries, the benefit of a reduction in taxes payable due to the utilization of net operating losses on a consolidated federal tax return and U.K. tax filing could reduce the payable to Pilkington. Such benefits were reflected as a capital contribution as of each fiscal year end. The current provision for all other combined foreign entities was assumed to be payable to the applicable taxing authority.

  Appropriate U.S. and foreign income taxes have been provided on the portion of the accumulated earnings of the Predecessor Businesses foreign subsidiaries which were intended to be remitted to Pilkington within the foreseeable future.

                         SOLA INTERNATIONAL INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Investment tax credits and research and development credits are accounted for by the flow-through method.

 Use of Estimates:

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Concentration of Credit Risks:

  Cash and cash equivalents are invested in deposits with major banks in the United States and in countries where subsidiaries operate. Deposits in these banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

 Financial Instruments With Off-Balance-Sheet Risk:

  The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to reduce its exposure to market and interest rate risk. Gains and losses due to rate fluctuations on such transactions are recognized currently. Cash flows related to these gains and losses are reported as operating activities in the accompanying consolidated statements of cash flows. As of March 31, 1996, certain of the Company's foreign subsidiaries had entered into forward contracts for intercompany purchase commitments in amounts other than their home currency. The carrying amount of the foreign exchange contracts approximates fair value, which has been estimated based on current exchange rates. The forward exchange contracts generally have varying maturities up to 9 months. Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with credit risk.

 Earnings (Loss) Per Share:

  Earnings (loss) per share have been computed based upon the weighted average number of common and common equivalent shares outstanding, when dilutive. Common equivalent shares result from dilutive stock options, using the treasury stock method. Pursuant to Securities and Exchange Commission (SEC) rules, common and common equivalent shares issued by the Company at prices below the public offering price during the twelve months immediately preceding the Company's initial public offering (IPO) in March 1995 are included in the calculation (using the treasury stock method and the initial public offering price) as if they were outstanding for all periods prior to the offering date.

                         SOLA INTERNATIONAL INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Supplemental pro forma earnings per share (unaudited), calculated as if the Acquisition, Mergers and IPO, had taken place at the beginning of fiscal 1995, and excluding Acquisition and IPO related non-recurring charges from net income, was $1.05 for fiscal 1995, calculated as follows:

              YEAR ENDED
            MARCH 31, 1995
  ----------------------------------
            (IN THOUSANDS,
  EXCEPT PER SHARE DATA) (UNAUDITED)
Net income, as reported................................................  $ 9,725
Pro forma adjustments, primarily interest and AEA fees, assuming that
 the IPO occurred at the beginning of the period.......................   13,920
                                                                         =======
Net Income used for supplemental pro forma earnings per share calcula-
 tion..................................................................  $23,645
                                                                         =======
Weighted average number of shares outstanding, as reported.............   17,516
Adjustment necessary assuming shares issued in the IPO were outstanding
 for the full period...................................................    5,012
                                                                         =======
Shares used in supplemental pro forma earnings per share calculation...   22,528
                                                                         =======
Supplemental pro forma earnings per share..............................  $  1.05
                                                                         =======

 Stock-Based Compensation:

  The Company accounts for its stock option plan in accordance with the provisions of the Accounting Principles Board's Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees". In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation". SFAS 123 provides an alternative method of accounting for stock-based compensation to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its stock-based compensation in accordance with the provision of APB 25. Accordingly, SFAS 123 is not expected to have any material impact on the Company's financial position or results of operations.

3. INVENTORIES

                                                                   MARCH 31,
                                                                ----------------
                                                                  1996    1995
                                                                -------- -------
                                                                 (IN THOUSANDS)
Raw materials.................................................. $ 10,595 $10,208
Work in progress...............................................    4,782   4,882
Finished goods.................................................   59,595  50,767
Molds..........................................................   25,735  19,819
                                                                -------- -------
                                                                $100,707 $85,676
                                                                ======== =======

  Molds comprise mainly finished goods for use by manufacturing affiliates in the manufacture of spectacle lenses.

                         SOLA INTERNATIONAL INC.

4. PROPERTY, PLANT AND EQUIPMENT

                                                                  MARCH 31,
                                                               ----------------
                                                                 1996    1995
                                                               -------- -------
                                                                (IN THOUSANDS)
Land, buildings and leasehold improvements.................... $ 26,599 $21,720
Machinery and office equipment................................   78,882  63,782
Equipment under capital leases................................      874     910
                                                               -------- -------
                                                                106,355  86,412
Less accumulated depreciation and amortization................   26,773  14,980
                                                               -------- -------
                                                               $ 79,582 $71,432
                                                               ======== =======

  At March 31, 1996 and 1995, equipment acquired under capital leases had related accumulated amortization of approximately $176,000 and $169,000, respectively.

5. NOTES PAYABLE TO BANKS

  Notes payable to banks at March 31, 1996 represent borrowings generally denominated in foreign currencies under several foreign credit agreements with lenders at interest rates ranging from 1.63% to 11.50%, and 54.00% for Brazilian Real based borrowings. The Brazilian Real based borrowings were $124,000 at March 31, 1996. The weighted average interest rates as of March 31, 1996 and 1995 were 8.47% and 8.07%, respectively. As of March 31, 1996, the Company had total unused lines of credit amounting to $23.3 million. As of March 31, 1996, the Company was in compliance with minimum net worth requirements of agreements with certain foreign banks.

6. LONG-TERM DEBT

                                                                   MARCH 31,
                                                                      1996
                                                                 --------------
                                                                 (IN THOUSANDS)
Uncollateralized term loans, interest rates varying from 5.70%
 to 6.35% at March 31, 1996, principal and interest payable
 through December 2002.........................................      $3,547
Uncollateralized term loans, interest rates varying from PIBOR plus .50% to plus .75%, (PIBOR was 4.23% at March 31,1996)
 principal and interest payable through January 1998...........       2,185
Loans collateralized by equipment and other assets, interest rates varying from 8.0% to 16.6% at March 31, 1996, principal
 and interest payable through March 1998.......................         590
Loans collateralized by equipment and other assets in Brazil, interest rates varying from 29.0% to 52.94% at March 31, 1996,
 principal and interest payable through April 1998.............         188
Loan collateralized by guarantees over Company assets, interest
 13.27% at March 31, 1996, principal and interest payable
 through June 1996.............................................         359
Other..........................................................         172
                                                                     ------
                                                                      7,041
Less current portion...........................................       3,681
                                                                     ------
                                                                     $3,360
                                                                     ======

                         SOLA INTERNATIONAL INC.

6. LONG-TERM DEBT--(CONTINUED)

  Aggregate annual maturities of long-term debt over the next five years and thereafter are as follows:

PERIOD ENDING MARCH 31,                                           (IN THOUSANDS)
- -----------------------                                           --------------
  1997...........................................................     $3,681
  1998...........................................................      1,437
  1999...........................................................        791
  2000...........................................................        401
  2001...........................................................        341
  Thereafter.....................................................        390

  The Company believes that as of March 31, 1996, the fair value of its long-term debt approximates the carrying value of those obligations. The fair value of the Company's long-term debt is estimated based on quoted market prices for similar issues with the same interest rates that would be available to the Company for similar debt obligations.

7. BANK CREDIT AGREEMENT

  On March 2, 1995 the Company entered into an Amended and Restated Bank Credit Agreement with The Bank of Nova Scotia, for itself and as agent for a syndicate of other financial institutions, covering an aggregate amount of $85 million (the "Revised Bank Facility"). The Revised Bank Facility consists of a revolving credit facility (the "Revised Revolver") with the amount thereunder equal to the lesser of (i) $85 million or (ii) 75% of eligible accounts receivable and 45% of eligible inventory of the Company and its subsidiaries, as defined. Up to $20 million of capacity under the Revised Revolver is available for the issuance of letters of credit and up to $15 million of capacity is available for swing line advances. The Revised Revolver terminates on December 1, 1999. As of March 31, 1996 total availability under the Revised Revolver was $85 million, of which $6.0 million had been utilized and a further $1.4 million had been used for letters of credit issued with varying maturities. Revised Revolver terminates on December 1, 1999. As of March 31, 1996 total availability under the Revised Revolver was $85 million, of which $6.0 million had been utilized and a further $1.4 million had been used for letters of credit issued with varying maturities.

  Borrowings under the Amended and Restated Bank Credit Agreement's Revised Revolver (other than swing line loans, which may only be Base Rate loans) can be made in both Base Rate and LIBO Rate Loans. Base Rate Loans bear interest at rates per annum equal to the sum of the Scotiabank Alternate Base Rate and a margin varying from nil to 1/4%, based on the Company's consolidated debt to EBITDA Ratio, as defined. LIBO Rate Loans bear interest at a rate per annum equal to the sum of the LIBO Rate and a margin varying from 3/4% to 1 1/2%, based on the Company's consolidated debt to EBITDA Ratio. In addition a commitment fee on the unused portion of the Revolver is payable quarterly in arrears at a rate varying from 0.25% to 0.5% per annum based on the Company's consolidated debt to EBITDA Ratio.

  The Amended and Restated Bank Credit Agreement contains a number of covenants, including among others, covenants restricting the Company and its subsidiaries with respect to the incurrence of indebtedness (including contingent obligations), declare, make or pay dividends or other distributions in excess of prescribed levels, the creation of liens, the making of certain investments and loans, engaging in unrelated business, transactions with affiliates, the consummation of certain transactions such as sales of substantial assets, mergers or consolidations and other transactions. The Company and its subsidiaries are also required to comply with certain financial tests and maintain certain financial ratios. The Company has pledged the shares in its domestic subsidiaries and has pledged 65% of the shares of certain significant foreign subsidiaries, as defined in the Amended and Restated Bank Credit Agreement as collateral for the Revised Facility.

                         SOLA INTERNATIONAL INC.

8. SENIOR SUBORDINATED NOTES

  The Company's 9 5/8% Senior Subordinated Notes ("Notes") were issued under an indenture dated December 1, 1993, among the Company and Bank of New York, as Trustee (the "Indenture"). The Notes are unsecured senior subordinated obligations of the Company, limited to $116.6 million aggregate principal amount at maturity, and will mature on December 15, 2003. Prior to December 15, 1998, interest will accrue on the Notes and is payable in cash semiannually at the rate of 6% per annum of the principal amount at maturity of the Notes on June 15 and December 15 of each year. In addition, prior to December 15, 1998, original issue discount will accrete on the Notes such that the yield to maturity will be 9 5/8% per annum, compounded on the basis of semiannual compounding. From and after December 15, 1998, interest on the Notes will accrue and be payable in cash semiannually at the rate of 9 5/8% per annum of the principal amount at maturity of the Notes on June 15 and December 15 of each year, commencing June 15, 1999.

  The Notes may be redeemed at the option of the Company, in whole or in part, at any time on or after December 15, 1998, initially at 104.813% of their principal amount at maturity and declining to 100% of such principal amount at maturity on or after December 15, 2000, in each case plus accrued interest. In addition, at the option of the Company at any time prior to December 15, 1996, the Company may redeem up to $40.75 million aggregate principal amount at maturity of the Notes from the proceeds of one or more Public Equity Offerings following which there is a Public Market, at a redemption price of 109.625% of the Accreted Value of the Notes, plus accrued interest.

  The Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, redeem capital stock and make other restricted payments, issue capital stock of subsidiaries, create liens, permit dividend restrictions affecting subsidiaries, engage in transactions with stockholders and affiliates, sell assets and engage in mergers and consolidations.

  The Notes are subordinated to all Senior Indebtedness, as defined in the Indenture, of the Company and effectively subordinated to all liabilities of the Company's subsidiaries. The Company believes that as of March 31, 1996, the fair value of its Senior Subordinated Notes approximates the carrying value of those obligations.

  During fiscal 1996 the Company repurchased approximately $19.9 million principal amount at maturity of the Notes. As a result of the repurchases the Company recorded an extraordinary charge of $0.9 million for fiscal 1996 resulting from the write-off of unamortized debt issuance costs and premium over accreted value, net of tax. The repurchase was partly funded by borrowings under the Bank Credit Agreement and partly from excess cash arising from the IPO. The Company may from time to time purchase additional Notes in the market or otherwise subject to market conditions.

9. COMMON STOCK

  The Company's common stock comprises 50 million authorized shares at a par value of $0.01 each.

  During February and March 1995, the Company sold 5,403,305 shares of common stock at $16.50 per share through its initial public offering (IPO). The net proceeds (after underwriter's discounts and commissions and other costs associated with the IPO) totaled $81.2 million.

  The Company has entered into loan agreements with certain members of the Company's management to enable them to invest in the Company's common stock. As of March 31, 1996 and 1995, loans amounting to $0.4 million and $1.1 million, respectively, which bear interest at 7.5% per annum, payable quarterly, and mature

                         SOLA INTERNATIONAL INC.

9. COMMON STOCK--(CONTINUED)

on December 1, 1998, were outstanding under this plan. These loans are secured by the common stock and have been reflected as a reduction in shareholders' equity on the consolidated balance sheet.

  Sola Investors Inc. adopted the Sola Investors Inc. Stock Option Plan (the "Existing Option Plan"), pursuant to which certain key employees and/or directors of the Company and its subsidiaries and affiliates (each an "Optionee") were eligible to receive non-qualified stock options (the
"Existing Options") to acquire shares of the non-voting common stock of Sola
Investors Inc...... Existing Options granted to an Optionee are evidenced by an agreement between the Optionee and Sola Investors Inc. which contains terms not inconsistent with the Existing Option Plan which the committee appointed to administer the Existing Option Plan deemed necessary or desirable (the ""Existing Option Agreement'').

  Upon consummation of the Mergers, the Existing Option Plan and the Existing Option Agreements were assumed by the Company and all Existing Options which were outstanding at such time were converted into options to acquire shares of the Company's Common Stock, with the number of shares subject to such option and the exercise price thereof adjusted appropriately. The Existing Option Plan has been amended to provide that effective upon the consummation of the Mergers, no new options will be granted thereunder.

  The Company adopted the Sola International Inc. Stock Option Plan ("International Plan"), effective February 15, 1995. The maximum number of shares of Common Stock with respect to which options may be granted under the International Plan is 855,868 shares plus, subject to the requirement of rule 16b-3 of the Securities Exchange Act of 1934, if applicable, the number of shares of Common Stock subject to existing options under the Existing Stock Option Plan, which expire or terminate without exercise for any reason, which number of shares underlying Existing Options shall not exceed 1,645,219. Under the International Plan certain key employees and/or creditors of the Company and its subsidiaries and affiliates (each an "Optionee") were eligible to receive non-qualified stock options (the "International Options") to acquire shares of common stock of the Company. International Options granted to an Optionee are evidenced by an agreement between the Optionee and the Company which contains terms not inconsistent with the International Plan which the committee appointed to administer the International Plan deemed necessary or desirable (the "International Option Agreement").

  Pursuant to the Existing Option Plan and the International Plan ("Plans"), unless otherwise set forth in an Existing Option Agreement or an International Option Agreement, 20% of the Options granted to an Optionee vest on the date of grant, with an additional 20% vesting on each successive one-year anniversary of the date of grant. Options not previously vested become fully vested in the event of a sale or other disposition of 80% or more of the outstanding capital stock or substantially all of the assets of the Company, or upon a Merger or consolidation of the Company and its subsidiaries and affiliates unless the merger or consolidation is one in which the Company is the surviving corporation or one in which control of the Company and its subsidiaries and affiliates does not change (a "Termination Event"). However, Existing Options which are not exercised on or prior to a Termination Event lapse upon the closing of a Termination Event. All non-vested Options of an Optionee lapse upon such Optionee's termination of employment for any reason. An Optionee's vested Options lapse 45 days after termination of such Optionee's employment with the Company and its subsidiaries and affiliates for any reason other than death or disability, in which case such options terminate 180 days after such termination; provided, however, that such options lapse immediately in the event an Optionee's employment with the Company and its subsidiaries and affiliates is terminated for cause.

                         SOLA INTERNATIONAL INC.

9. COMMON STOCK--(CONTINUED)

  The following table contains information concerning the options under the Plans after giving effect to the Merger:

                                         NUMBER OF
                                         SECURITIES
                                         UNDERLYING        EXERCISE PRICE
                                          OPTIONS            ($/SHARE)
                                      ----------------  -----------------------
                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Options granted during fiscal
    1995............................               905  $          9.71--$16.50
   Options outstanding as of March
    31, 1995........................             2,166  $          9.71--$16.50
   Options exercisable as of March
    31, 1995........................               685  $          9.71--$16.50
   Options available for grant as of
    March 31, 1995..................               335                      --
   Options granted during fiscal
    1996............................               113  $         21.13--$25.25
   Options outstanding as of March
    31, 1996........................             2,227  $          9.71--$25.25
   Options exercised in fiscal
    1996............................                17  $          9.71--$16.50
   Options cancelled in fiscal
    1996............................                35  $          9.71--$16.50
   Options exercisable as of March
    31, 1996........................             1,119  $          9.71--$25.25
   Options available for grant as of
    March 31, 1996..................               257                      --

10. DEFINED CONTRIBUTION PLANS

  The Company sponsors several defined contribution plans covering substantially all U.S. and U.K. employees. The plans provide for limited Company matching of participants' contributions. Contributions to all defined contribution plans charged to operations were $0.9 million and $0.8 million for fiscal 1996, $0.3 million and $0.5 million fiscal 1995, the four months ended March 31, 1994 and the eight months ended November 30, 1993, respectively.

11. DEFINED BENEFIT RETIREMENT PLANS

  Prior to the sale by Pilkington, the Predecessor Business participated in a non-contributory Pilkington defined benefit pension plan covering substantially all full-time domestic employees. As of the Acquisition, Pilkington retained responsibility for all assets and liabilities of this plan. The domestic employees participation in the plan was curtailed as of the closing date and all employees were fully vested as of that date.

  Costs incurred and charged to the Predecessor Business's operations for its portion of the Domestic Pension Plan were $1.1 million for the eight months ended November 30, 1993.

  The Company implemented a new Sola Optical defined benefit pension plan ("Domestic Pension Plan") with substantially the same pension benefits as the Pilkington plan. The new plan offers pension benefits from December 1, 1993. The plan provides prior service benefits to employees for years of service completed under Pilkington ownership, and a liability reflecting the difference between Projected Benefit Obligation and Accumulated Benefit Obligation as of December 1, 1993 has been provided in the financial statements as of the Acquisition date.

  Benefit payments under the new plan are based principally on earnings during the last five- or ten-year period prior to retirement and/or length of service. New employees are eligible to participate in the plan within one year of employment and are vested after five years of service. The Company's policy is to fund such amounts

                         SOLA INTERNATIONAL INC.

11. DEFINED BENEFIT RETIREMENT PLANS--(CONTINUED)

as are necessary, on an actuarial basis, to provide for the plan's current service costs and the plan's prior service costs over their amortization periods.

  The Company also participates in a contributory defined benefit pension plan covering certain Australian employees ("International Pension Plan"). Benefits are generally based on length of service and on compensation during the last three years of service prior to retirement. The Company's policy is to fund such amounts as are necessary, on an actuarial basis, to provide for the plan's current service costs and the plan's prior service costs over their amortization periods.

  The following table provides information on the status of the Domestic Pension Plan and the International Pension Plan.

  Net periodic pension cost included the following:

                                                       FOUR MONTHS EIGHT MONTHS
                                 YEAR ENDED YEAR ENDED    ENDED       ENDED
                                 MARCH 31,  MARCH 31,   MARCH 31,  NOVEMBER 30,
                                    1996       1995       1994         1993
                                 ---------- ---------- ----------- ------------
                                                 (IN THOUSANDS)
   Domestic Pension Plan:
   Service cost-benefits earned
    during the period..........    $1,370     $1,252      $469
   Interest cost on projected
    benefit obligation.........       509        377       127
   Actual return on plan as-
    sets.......................      (180)         1       --
   Net amortization and defer-
    ral........................        25         (1)      --
                                   ------     ------      ----
   Total net periodic pension
    costs......................    $1,724     $1,629      $596
                                   ======     ======      ====
   International Pension Plan:
   Service cost-benefits earned
    during the period..........    $1,539     $1,299      $428        $  856
   Interest cost on projected
    benefit obligation.........       684        579       187           375
   Actual return on plan as-
    sets.......................    (1,454)       134      (533)       (1,067)
   Net amortization and defer-
    ral........................       583       (938)      231           461
                                   ------     ------      ----        ------
   Total net periodic pension
    costs......................    $1,352     $1,074      $313        $  625
                                   ======     ======      ====        ======

  The significant actuarial assumptions for the following tables, as of the period-end measurement dates, are as follows:

                                                    YEARS ENDED MARCH 31,
                                                   ---------------------------
                                                    1996      1995      1994
                                                   -------   -------   -------
   Domestic Pension Plan:
     Discount rate...............................      7.0%      7.5%
     Expected long-term rate of return on plan
      assets.....................................      8.0%      8.0%
     Rate of increase in future compensation lev-
      els........................................      5.0%      5.0%
   International Pension Plan:
     Discount rate...............................      8.0%      7.5%      7.5%
     Expected long-term rate of return on plan
      assets.....................................      8.5%      8.0%      8.0%
     Rate of increase in future compensation lev-
      els........................................      5.5%      5.5%      5.5%

                         SOLA INTERNATIONAL INC.

11. DEFINED BENEFIT RETIREMENT PLANS--(CONTINUED)

  The change in the actuarial assumptions for fiscal 1996 and 1995 have not had a significant effect on the funded status of the Domestic or International Pension Plans.

  At March 31, 1996, the Domestic Pension Plan and International Pension Plan assets include cash equivalents, fixed income securities and common stock.

  The funded status as of the year-end measurement dates was as follows:

                                                       YEARS ENDED MARCH 31,
                                                       -----------------------
                                                        1996     1995    1994
                                                       -------  ------  ------
                                                          (IN THOUSANDS)
Domestic Pension Plan:
  Actuarial present value of benefit obligations:
    Vested benefit obligation......................... $ 2,776  $  968  $  313
                                                       =======  ======  ======
    Accumulated benefit obligation.................... $ 3,091  $1,262  $  408
                                                       =======  ======  ======
    Projected benefit obligation...................... $ 9,603  $6,566  $5,023
    Plan assets at fair value.........................   3,733      58     --
                                                       -------  ------  ------
    Projected benefit obligation in excess of plan as-
     sets.............................................   5,870   6,508   5,023
    Unrecognized net loss.............................  (1,179)    (13)    (18)
    Unrecognized prior service cost...................     --      --      --
    Unrecognized transition asset, net................     --      --      --
                                                       -------  ------  ------
    Accrued pension cost.............................. $ 4,691  $6,495  $5,005
                                                       =======  ======  ======
International Pension Plan:
  Actuarial present value of benefit obligations:
    Vested benefit obligation......................... $10,480  $3,518  $7,439
                                                       =======  ======  ======
    Accumulated benefit obligation.................... $10,486  $8,524  $7,442
                                                       =======  ======  ======
    Projected benefit obligation...................... $10,827  $9,069  $7,857
    Plan assets at fair value.........................  12,032   9,546   8,966
                                                       -------  ------  ------
    Projected benefit obligation less than plan as-
     sets.............................................  (1,205)   (477) (1,109)
    Unrecognized net gain.............................     947     208     828
    Unrecognized transition asset, net................     258     269     281
                                                       -------  ------  ------
    Accrued pension cost.............................. $    --  $   --  $   --
                                                       =======  ======  ======

  Employees in the U.K. participated in the Pilkington Superannuation Scheme which is a defined benefit pension plan with employee and employer contributions. The employees remained covered under this plan through March 31, 1994 and the Company contributed $0.1 million to the plan for the four months ended March 31, 1994. Subsequent to March 31, 1994, employees in the UK ceased to participate in the Pilkington Superannuation Scheme and are eligible to participate in a new, defined contribution pension plan (see Note 10).

                         SOLA INTERNATIONAL INC.

12. INCOME TAXES

  The domestic and foreign components of income (loss) before taxes are as follows:

                                                        FOUR MONTHS EIGHT MONTHS
                                  YEAR ENDED YEAR ENDED    ENDED       ENDED
                                  MARCH 31,  MARCH 31,   MARCH 31,  NOVEMBER 30,
                                     1996       1995       1994         1993
                                  ---------- ---------- ----------- ------------
                                                  (IN THOUSANDS)
Domestic.........................  $27,158    $ 9,746    $(44,930)    $ 5,683
Foreign..........................   21,454     11,476     (22,402)     11,307
                                   -------    -------    --------     -------
                                   $48,612    $21,222    $(67,332)    $16,990
                                   =======    =======    ========     =======

  The components of the provision (benefit) for income taxes are as follows:

                                                FOUR MONTHS EIGHT MONTHS
                          YEAR ENDED YEAR ENDED    ENDED       ENDED
                          MARCH 31,  MARCH 31,   MARCH 31,  NOVEMBER 30,
                             1996       1995       1994         1993
                          ---------- ---------- ----------- ------------
                                          (IN THOUSANDS)
Current:
 Federal.................  $ 2,912     $   28     $   --       $2,907
 State...................      844        129         --          322
 Foreign.................    8,210      7,896      (1,377)      3,555
Deferred:
 Federal.................    7,020      5,695        (573)       (957)
 State...................    2,161      1,675         --          --
 Foreign.................    1,134     (4,795)     (4,244)          6
 Valuation allowance ad-
  justment...............   (8,658)    (3,979)        --          --
                           -------     ------     -------      ------
                           $13,623     $6,649     $(6,194)     $5,833
                           =======     ======     =======      ======

  A reconciliation between income tax provisions computed at the U.S. federal statutory rate and the effective rate reflected in the statements of operations is as follows:

                                                        FOUR MONTHS EIGHT MONTHS
                                  YEAR ENDED YEAR ENDED    ENDED       ENDED
                                  MARCH 31,  MARCH 31,   MARCH 31,  NOVEMBER 30,
                                     1996       1995       1994         1993
                                  ---------- ---------- ----------- ------------
Provision (benefit) at statutory
 rate...........................     35.0%      34.0%     (34.0)%       34.0%
State tax provision.............      3.6        2.7         --           .6
Valuation allowance.............    (12.7)       4.5        28.6         --
Income (loss) of foreign subsid-
 iaries tax provision or benefit
 at differing statutory rates...      9.3       (4.6)       (3.8)        (.3)
Tax benefit from NOL utiliza-
 tion...........................     (5.1)       --          --          --
Other...........................     (1.5)       1.8         --          --
                                    -----       ----      ------        ----
                                     28.6%      38.4%      (9.2)%       34.3%
                                    =====       ====      ======        ====

                         SOLA INTERNATIONAL INC.

12. INCOME TAXES--(CONTINUED)

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                                 MARCH 31,
                                                              ----------------
                                                              (IN THOUSANDS)
Deferred tax assets:
  Accounts receivable, principally due to allowances for
   doubtful accounts......................................... $ 3,008  $ 3,264
  Inventories, principally due to reserves...................   8,626    3,819
  Property, plant and equipment, principally due to differ-
   ences in depreciation.....................................   2,687      765
  Accruals for employee benefits.............................   8,788   11,398
  In-process research and development........................  10,809   11,477
  Other assets...............................................   4,554    8,755
  Net operating losses.......................................   3,685    4,507
                                                              -------  -------
  Total gross deferred tax assets............................  42,157   43,985
  Less valuation allowance................................... (15,294) (25,155)
                                                              -------  -------
  Net deferred tax assets.................................... $26,863  $18,830
                                                              =======  =======
Deferred tax liabilities:
  Property, plant and equipment, principally due to differ-
   ences in depreciation..................................... $ 9,264  $ 6,735
  Inventories................................................   2,252    1,818
  Unremitted income of foreign subsidiaries..................   2,400      --
  Other......................................................   4,107    1,242
                                                              -------  -------
                                                              $18,023  $ 9,795
                                                              =======  =======

  For balance sheet presentation, deferred tax assets and liabilities have been netted for each separate tax jurisdiction.

  The net changes in the total valuation allowance for fiscal 1996, 1995 and 1994 were $(9.9) million, $(6.8) million and $30.9 million, respectively, and relate primarily to movements in certain foreign and U.S. net operating losses.

  For tax purposes, the Company, at March 31, 1996, utilized net operating loss ("NOL") carryforwards for U.S. Federal income tax purposes of approximately $7.0 million. The Company's Australian subsidiary had available, as of March 31, 1996, NOL carryforwards for Australian tax purposes of approximately $9.8 million which do not expire. The deferred tax assets reflected in the Company's accounts as of March 31, 1996 before valuation allowances reflect these NOLs.

  A valuation allowance of approximately $15.3 million, comprising $9.2 million against U.S. and $6.1 million against Australian deferred tax assets has been established for those tax assets which may not be realized. Of the $7.0 million of valuation allowances provided in fiscal 1994 against deferred tax assets arising from the Acquisition, $1.2 million was applied to reduce goodwill, in fiscal 1996 and $2.8 million in fiscal 1995. The remaining valuation allowances of $3.0 million will be applied first to reduce remaining goodwill, and if no goodwill remains, then will reduce income tax expense.

  The Company has not provided for U.S. federal income and foreign withholding taxes on $5 million of non-U.S. subsidiaries' undistributed earnings as of March 31, 1996 because such earnings are intended to be reinvested indefinitely. If these earnings were distributed, foreign tax credits should become available under

                         SOLA INTERNATIONAL INC.

12. INCOME TAXES--(CONTINUED)

current law to reduce or eliminate the resulting U.S. income tax liability. Where excess cash has accumulated in the company's non-U.S. subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings are remitted.

13. COMMITMENTS

  The Company leases certain warehouse and office facilities, office equipment and automobiles under non cancelable operating leases which expire in 1996 through 2006. The Company is responsible for taxes, insurance and maintenance expenses related to the leased facilities. Under the terms of certain lease agreements, the leases may be extended, at the Company's option, and certain of the leases provide for adjustments of the minimum monthly rent.

  Future minimum annual lease payments under the leases are as follows (in thousands):

      PERIOD ENDING MARCH 31,
      -----------------------
        1997............................................................. $4,185
        1998.............................................................  3,391
        1999.............................................................  2,461
        2000.............................................................  1,359
        2001.............................................................    439
        Thereafter.......................................................  3,264

  Rent expense for fiscal 1996, fiscal 1995, the four months ended March 31, 1994, and the eight months ended November 30, 1993 was $5.4 million, $5.1 million, $1.0 million and $3.6 million, respectively.

14. CONTINGENCIES

  The Company is subject to environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials.

  The Company is currently participating in a remediation program of one of its manufacturing facilities under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and the Superfund Amendments and Reauthorization Act of 1986. The Company estimates that, based on an independent feasibility report prepared in accordance with an EPA 1991 Consent Order, additional clean-up costs of approximately $100,000 per annum for up to 17 years may be incurred. Under the current remediation program, the EPA has established that re-evaluation of the program be performed every five years, with the next scheduled review by the EPA being in fiscal 1998.

  The Company is also involved in other investigations of environmental contamination at several U.S. sites. Some clean-up activities have been conducted and investigations are continuing to determine future remedial requirements, if any.

  Under the terms of the sale agreement with Pilkington, Pilkington has indemnified the Company with regard to expenditures subsequent to the Acquisition for certain environmental matters relating to circumstances existing at the time of the Acquisition. Under the terms of the indemnification, the Company is responsible for the first $1 million spent on such environmental matters, Pilkington and the Company share equally the cost of any further expenditures between $1 million and $5 million, and Pilkington retains full liability for any expenditures in excess of $5 million.

                         SOLA INTERNATIONAL INC.

14. CONTINGENCIES--(CONTINUED)

  As of March 31, 1996 and March 31, 1995, the Company has provided for environmental remediation costs in the amount of $2.5 million and $2.7 million, respectively, which is included in the balance sheet under other long-term liabilities.

  In the ordinary course of business, various legal actions and claims pending have been filed against the Company. While it is reasonably possible that such contingencies may result in a cost greater than that provided for in the financial statements, it is the opinion of management that the ultimate liability, if any, with respect to these matters, will not materially affect the consolidated operations or financial position of the Company.

15. SIGNIFICANT RELATED PARTY TRANSACTIONS

 Notes Payable to Pilkington and Affiliates:

  Interest expense on notes payable to Pilkington for the eight months ended November 30, 1993, was $1.5 million.

 Payables to Affiliated Companies and other Activities:

  Pilkington charged the Predecessor Business for services and shared costs relating to treasury functions, tax return preparations, internal audit service and risk management services. For the eight months ended November 30, 1993 the Predecessor Business expensed $0.4 million relating to Pilkington services and shared costs. In addition, Pilkington facilitated the Predecessor Business purchases of certain outside services, such as legal, worker's compensation and other insurance premiums.

 Arrangements with AEA Investors Inc.:

  In connection with the Acquisition and in consideration of services performed by AEA Investors Inc. ("AEA"), in arranging, structuring, and negotiating the terms of the Acquisition and the related financing transactions, the Company paid AEA a transaction fee of $5 million.

  Prior to the IPO, AEA and the Company were parties to an agreement pursuant to which AEA provided management, consulting and financial services to the Company. In consideration for such services, the Company paid AEA a management fee for the first nine months of fiscal 1995 and the four months ended March 31, 1994 of $750,000 and $250,000, respectively. Subsequent to the IPO the agreement was terminated and the Company paid AEA a fee of $3.0 million in connection therewith.

                         SOLA INTERNATIONAL INC.

16. WORLDWIDE OPERATIONS

  The Company operates in the ophthalmic industry in the design and manufacture of eyeglass lenses.

  A summary of information about the Company's geographic areas is as follows (in thousands):

                            NORTH              REST OF
                           AMERICA    EUROPE    WORLD    ELIMINATIONS  TOTAL
                           --------  --------  --------  ------------ --------
SOLA INTERNATIONAL INC.
YEAR ENDED MARCH 31, 1996
Revenue:
  External...............  $190,785  $106,726  $ 90,198   $     --    $387,709
  Internal...............    12,414    57,300    38,950    (108,664)       --
Operating income (loss)..    35,318    16,645     9,612        (822)    60,753
Identifiable assets......   204,733   115,205   105,096      (8,185)   416,849
YEAR ENDED MARCH 31, 1995
Revenue:
  External...............  $169,316  $100,045  $ 76,270   $     --    $345,631
  Internal...............    13,357    52,524    37,180    (103,061)       --
Operating income (loss)..    18,391    12,443     9,010        (100)    39,744
Identifiable assets......   192,425   106,916    90,281      (6,165)   383,457
FOUR MONTHS ENDED MARCH
 31, 1994
Revenue:
  External...............  $ 54,880  $ 27,643  $ 23,507   $     --    $106,030
  Internal...............     2,759    14,889     9,226     (26,874)       --
Operating income (loss)..   (41,033)   (5,774)  (11,778)     (2,420)   (61,005)
Identifiable assets......   187,083    96,624    80,897      (4,155)   360,449
PREDECESSOR BUSINESS
EIGHT MONTHS ENDED NOVEM-
 BER 30, 1993
Revenue:
  External...............  $100,230  $ 56,095  $ 43,700   $     --    $200,025
  Internal...............     5,265    28,874    24,044     (58,183)       --
Operating income.........    10,222     3,554     6,070         693     20,539

  Internal sales represent intercompany sales between regions at a mark-up from cost, the elimination of any profit arising from such sales is reflected in eliminations in determining operating income (loss).

  Included in the operating loss for the four months ended March 31, 1994 for North America, Europe, and Rest of World were charges of $15.1 million, $8.6 million and $6.3 million, respectively, representing the reversal of write-up of inventories to fair value at the Acquisition date, and amortization of goodwill. In addition, write-off of in-process research and development expenses in North America and Australia (included in Rest of World) amounted to $32 million and $8 million, respectively.

  For fiscal 1996 and 1995, the four months ended March 31, 1994 and the eight months ended November 30, 1993 the corporate headquarters costs of $7.7 million, $11.7 million, $0.8 million and $4.2 million, respectively, are included in the North American geographic area. Included in fiscal 1995 corporate headquarters costs are the AEA management fees and management agreement termination fee totaling $3.9 million.

                         SOLA INTERNATIONAL INC.

17. SUPPLEMENTARY CASH FLOW DATA (IN THOUSANDS)

                               SOLA INTERNATIONAL INC.      PREDECESSOR BUSINESS
                          --------------------------------- --------------------
                                                FOUR MONTHS     EIGHT MONTHS
                          YEAR ENDED YEAR ENDED    ENDED           ENDED
                          MARCH 31,  MARCH 31,   MARCH 31,      NOVEMBER 30,
                             1996       1995       1994             1993
                          ---------- ---------- ----------- --------------------
                                              (IN THOUSANDS)
Supplemental disclosures
 of cash flow informa-
 tion:
  Interest paid.........   $11,220    $19,264     $2,389           $3,211
                           =======    =======     ======           ======
  Taxes paid............   $11,486    $ 6,233     $  439           $4,223
                           =======    =======     ======           ======
Supplemental disclosures
 of noncash investing
 and
 financing activities:
  Capital expenditures
   accrued but not
   paid.................   $ 1,646    $ 2,541     $2,236           $  930
                           =======    =======     ======           ======
  Dividends previously
   declared subsequently
   cancelled............   $   --     $   --      $  --            $3,304
                           =======    =======     ======           ======

18. SUBSEQUENT EVENTS (UNAUDITED)

  In May 1996 the Company signed a purchase agreement ("AO Purchase") with American Optical Corporation ("AOC"), whereby the Company would purchase AOC's worldwide ophthalmic business. The purchase price will be approximately $107.0 million, excluding acquisition costs, and assumption of certain debt and liabilities, subject to adjustment for certain financial conditions as of closing. Closing of the AO Purchase is subject to a number of conditions including regulatory approval in the United States and certain foreign jurisdictions. The AO Purchase if and when consummated will be accounted for under the purchase method of accounting. AO's worldwide ophthalmic business recorded net sales and operating income, after allocated corporate expenses, of approximately $85.7 million and $11.9 million, respectively, for its fiscal year ended March 31, 1996.

  Simultaneous with the closing of the AO Acquisition, the Company expects to enter into a new bank credit agreement (the "New Credit Agreement"), replacing its existing credit agreement. The New Credit Agreement is divided into three tranches which consist of: a five-year term loan of $30 million, a renewable three-year foreign currency revolving facility of $30 million, and a further five-year U.S. dollar revolver of $120 million. The New Credit Agreement is unsecured. The Company believes that the New Credit Agreement will lower the effective interest rate on its borrowings and provide it with greater operating flexibility.

  In May 1996 the Company announced that it had entered into a definitive merger agreement which provides for the acquisition by the Company of Neolens, Inc. ("Neolens"), a Florida corporation that manufactures polycarbonate eyeglass lenses and has been a supplier to the Company. Pursuant to the merger agreement the Company has commenced a cash tender offer for all outstanding shares of Neolens Common Stock, Series A Preferred Stock and Series B Preferred Stock. The aggregate purchase price will be approximately $16.0 million, including the assumption of Neolens debt. Although there can be no assurance of consummation, the Company expects to consummate the tender offer by August 1996.

                          SOLA INTERNATIONAL INC.

                         QUARTERLY FINANCIAL DATA

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                (UNAUDITED)

                                          QUARTER    QUARTER  QUARTER   QUARTER
                                           ENDED      ENDED    ENDED     ENDED
                                          JUNE 30,  SEPT. 30, DEC. 31, MARCH 31,
                                            1995      1995      1995     1996
                                          --------  --------- -------- ---------
Net sales................................ $95,922    $95,866  $91,329  $104,592
Gross profit.............................  45,740     45,404   43,557    51,017
Operating income.........................  13,668     15,565   11,461    20,059
Income before extraordinary item.........   7,355      9,000    5,958    12,275
Net income...............................   6,443      9,000    5,958    12,275
Earnings per share:
  Income before extraordinary item.......    0.32       0.39     0.26      0.53
  Extraordinary item.....................   (0.04)       --       --        --
Net income per share.....................    0.28       0.39     0.26      0.53
                                          QUARTER    QUARTER  QUARTER   QUARTER
                                           ENDED      ENDED    ENDED     ENDED
                                          JUNE 30,  SEPT. 30, DEC. 31, MARCH 31,
                                            1995      1995      1995     1996
                                          --------  --------- -------- ---------
Net sales................................ $83,741    $84,420  $82,854  $ 94,616
Gross profit.............................  35,900     38,931   39,374    45,800
Operating income.........................   8,149     10,511    7,631    13,453
Income before extraordinary item.........   2,373      4,347    1,332     5,588
Net income(1)............................   2,373      4,347    1,332     1,673
Earnings per share:
  Income before extraordinary item.......    0.14       0.25     0.08      0.32
  Extraordinary item.....................     --         --       --      (0.22)
Net income per share.....................    0.14       0.25     0.08      0.10

- --------

(1) The quarter ended March 31, 1995 net income reflects an effective tax rate of 36% compared to the previous three quarters reflecting an effective tax rate of 28%. The increase in effective tax rate for the quarter ended March 31, 1995 is caused by non-recurring charges associated with the IPO.

                                      LOGO

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

  The following table shows the expenses, other than underwriting discounts and commissions, to be incurred in connection with the sale and distribution of securities being registered by the Company.

   SEC Registration Fee................................................ $31,791
   NASD Fee............................................................   9,719
   +NYSE Listing Fee...................................................
   +Blue Sky Fees and Expenses.........................................
   +Legal Fees and Expenses............................................
   +Accounting Fees and Expenses.......................................
   +Printing Expenses..................................................
   +Miscellaneous Expenses.............................................
                                                                        -------
     Total............................................................. $
                                                                        =======

- --------

* Except for the SEC registration fee and the NASD fee, all of the foregoing expenses have been estimated.

+ To be filed in an amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Registrant, as a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the "DGCL"), subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made or threatened to be made a party by reason of his being or having been a director, officer, employee or agent of the Registrant. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. The Registrant's Restated Certificate of Incorporation provides for indemnification by the Registrant or of its directors and officers to the full extent permitted by the DGCL. Pursuant to Section 145 of the DGCL, the Registrant has purchased insurance on behalf of its present and former directors and officers against any liability asserted against or incurred by them in such capacity or arising out of their status as such.

  Pursuant to specific authority granted by Section 102 of the DGCL, the Registrant's Amended and Restated Certificate of Incorporation contains the following provision regarding limitation of liability of directors and officers:

  "To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a Director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director."

  In addition, the Company's By-Laws provide for indemnification of directors and officers, including indemnification of directors and officers that are a party to a proceeding in whole or in part attributable to (a) the fact that he is or was a director or officer of the Company or was serving at the request of the Company or (b) anything done or not done by such person in any such capacity against losses if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

  The undersigned registrant has entered into agreements to provide indemnification for its directors in addition to the indemnification provided for in the Registrant's Restated Certificate of Incorporation and By-laws. These agreements, among other things, indemnify the directors, to the fullest extent provided by Delaware law, for certain expenses (including attorneys' fees), losses, claims, liabilities, judgments, fines and settlement amounts incurred by such indemnitee in any action or proceeding, including any action by or in the right of the Registrant, on account of services as a director or officer of any affiliate of the Registrant, or as a director or officer of any other company or enterprise that the indemnitee provides services to at the request of the Registrant.

ITEM 16. EXHIBITS

   1.1*  --Form of Underwriting Agreement
   2.1.  --Purchase Agreement between Sola International Inc. and American
           Optical Corporation, dated as of May 6, 1996 (Filed as Exhibit 2 to the Form 8-K of the Company, dated May 6, 1996, and incorporated herein by reference)
   4.1   --Specimen Form of Company's Common Stock Certificate (Filed as
           Exhibit 4.1 to the Registration Statement, as amended, on Form S-1 of the Company (File No. 33-87892) and incorporated herein by reference)
   4.2   --Amended and Restated Certificate of Incorporation of the Company
           (Filed as Exhibit 3.1 to the Annual Report on Form 10-K of the
           Company, dated June 7, 1995, and incorporated herein by reference)
   4.3   --Amended and Restated By-Laws of the Company (Filed as Exhibit 3.1 to
           the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1995 and incorporated herein by reference)
   5.1*  --Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the
           Company, as to the legality of the securities being registered
         --Consent of Fried, Frank, Harris, Shriver & Jacobson (included in
   23.1*   Exhibit 5.1)
   23.2  --Consent of Ernst & Young LLP, independent auditors, with respect to the consolidated financial statements of Sola International Inc.
   23.3  --Consent of Ernst & Young LLP, independent auditors, with respect to the combined financial statements of the Worldwide Ophthalmic Group of American Optical Corporation
   24.1+ --Powers of Attorney

- --------
* To be filed in an amendment.

+ Previously filed.

ITEM 17. UNDERTAKINGS.

  The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN MENLO PARK, CALIFORNIA ON THE 17TH DAY OF JUNE, 1996.

                                          Sola International Inc.

                                                    /s/ Ian S. Gillies
                                          By: _________________________________
                                              IAN S. GILLIES CHIEF FINANCIAL
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                         TITLE                DATE

                  *                     Chairman of the
- -------------------------------------    Board                  June 17, 1996
          IRVING S. SHAPIRO

                  *                     President and Chief
- -------------------------------------    Executive Officer      June 17, 1996
            JOHN E. HEINE                (Principal Executive
                                         Officer), Director

         /s/ Ian S. Gillies             Vice President,
- -------------------------------------    Finance, Chief         June 17, 1996
           IAN S. GILLIES                Financial Officer,
                                         Treasurer and
                                         Secretary (Principal
                                         Financial and
                                         Accounting Officer)

                  *                     Director
- -------------------------------------                           June 17, 1996
         DOUGLAS D. DANFORTH

                  *                     Director
- -------------------------------------                           June 17, 1996
           HAMISH MAXWELL

                  *                     Director
- -------------------------------------                           June 17, 1996
          RUBEN F. METTLER

                  *                     Director
- -------------------------------------                           June 17, 1996
         LAURENCE ZA YU MOH

                  *                     Director
- -------------------------------------                           June 17, 1996
         JACKSON L. SCHULTZ

         /s/ Ian S. Gillies
By: _________________________________                           June 17, 1996
   IAN S. GILLIES ATTORNEY-IN-FACT

                             INDEX TO EXHIBITS

 EXHIBITS
 --------
    1.1*  --Form of Underwriting Agreement
    2.1   --Purchase Agreement between Sola International Inc. and American
           Optical Corporation, dated as of May 6, 1996 (Filed as Exhibit 2 to the Form 8-K of the Company, dated May 6, 1996, and incorporated herein by reference)
    4.1   --Specimen Form of Company's Common Stock Certificate (Filed as
           Exhibit 4.1 to the Registration Statement, as amended, on Form S-1 of the Company (File No. 33-87892) and incorporated herein by reference)
    4.2   --Amended and Restated Certificate of Incorporation of the Company
           (Filed as Exhibit 3.1 to the Annual Report on Form 10-K of the
           Company, dated June 7, 1995, and incorporated herein by reference)
    4.3   --Amended and Restated By-Laws of the Company (Filed as Exhibit 3.1
           to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1995 and incorporated herein by reference)
    5.1*  --Opinion of Fried, Frank, Harris, Shriver & Jacobson, counsel to the
           Company, as to the legality of the securities being offered
   23.1*  --Consent of Fried, Frank, Harris, Shriver & Jacobson (incorporated in Exhibit 5.1)
   23.2   --Consent of Ernst & Young LLP, independent auditors, with respect to the consolidated financial statements of Sola International Inc.
   23.3   --Consent of Ernst & Young LLP, independent auditors, with respect to the combined financial statements of the Worldwide Ophthalmic Group of American Optical Corporation
  24.1+   --Powers of Attorney

- --------
*To be filed in an amendment.

+Previously filed.